

10012303

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Simrad Optronics ASA ✓

(Name of Subject Company)

N/A

(Translation of Subject Company's Name into English (if applicable))

Norway

(Jurisdiction of Subject Company's Incorporation or Organization)

Rheinmetall AG

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

ISIN No. 0005396200

(CUSIP Number of Class of Securities (if applicable))

Dr. Andreas Beyer, c/o Rheinmetall AG, Rheinmetall Allee 1, 40467 Düsseldorf, Germany, T:+49-211-473-4711
Copy to: Johannes K. Gäbel, Esq., Fulbright & Jaworski L.L.P., 666 Fifth Avenue, NY, NY 11209

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 12, 2010

(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC2560(12-08) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

GENERAL INSTRUCTIONS

I. ***Eligibility Requirements for Use of Form CB***

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. ***Instructions for Submitting Form***

A. (1) Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. ***Special Instructions for Complying with Form CB***

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in

connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Johannes K. Gäbel, Attorney-in-fact

(Name and Title)

May 17, 2010

(Date)

Rheinmetall AG / Simrad Optronics ASA

EXHIBITS

Exhibit List	Description
1.1	Power of Attorney of May 17, 2010
1.2	Press Release dated May 6, 2010
1.3	Voluntary Offer Document

ATTACHMENT

2.1	Form F-X

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Johannes K. Gäbel, c/o Fulbright & Jaworski L.L.P., 666 Fifth Avenue, New York, NY, 10103, the undersigned's true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned, Rheinmetall AG (the "Company"), Form CB relating to the undersigned's tender offer for all of the shares of Simrad Optronics ASA, Norway, listed on the Oslo Stock Exchange, in connection with Rule 14d-1(c) under the Securities Exchange Act of 1934 and the rules thereunder;

(2) do and perform any and all acts for and on behalf of the Company which may be necessary or desirable to complete and execute such Form and timely file such form with the SEC or similar authority; and

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Company, it being understood that the documents executed by such attorney-in-fact on behalf of the Company pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The Company hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Company might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The Company acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the Company, is not assuming any of the Company's responsibilities to comply with the Securities Exchange Act of 1934, as amended.

This Power of Attorney shall remain in full force and effect until revoked by the Company in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned Company has caused this Power of Attorney to be executed as of this 17th day of May, 2010.

Dr. Andreas Beyer
Vice President
Rheinmetall AG

76536801.1

press release


RHEINMETALL

6 May 2010

Rheinmetall plans takeover of Norway's Simrad Optronics ASA, offering NOK 8.25 per share

Rheinmetall AG of Düsseldorf, Germany, reached an agreement in the evening of 5 May 2010 with Simrad Optronics ASA of Nøtterøy, Norway, under which the German company will make a voluntary cash offer for 100% of the shares of Simrad Optronics. Simrad Optronics ASA is listed on the Oslo stock exchange.

Rheinmetall plans to offer a cash consideration of NOK 8.25 (approx. € 1.05) per share, valuing the total share capital of Simrad Optronics at approximately NOK 591 million (approx. € 75.4 million). The Simrad Optronics Board of Directors has recommended to its shareholders to accept the offer.

About Simrad Optronics ASA

Simrad Optronics ASA is a global supplier of components for remote control weapon stations; electro-optical instruments; and weapon system upgrades.
The company has some 200 employees and is headquartered in Nøtterøy, Norway. Its sales last year came to roughly NOK 624 million (approx. € 80 million).

About Rheinmetall AG

Rheinmetall AG serves the global automotive and defence technology markets. The Group's Defence arm specializes in vehicle systems, weapons and ammunition, air defence, propellants, defence electronics as well as simulation and training technology. Its 9,300-strong workforce generated sales in 2009 of approximately € 1.9 billion.

For more information, please contact:

Oliver Hoffmann
Head of Public Relations
Rheinmetall AG
Tel.: +49-(0)211-473 4748
oliver.hoffmann@rheinmetall.com

VOLUNTARY OFFER DOCUMENT

**VOLUNTARY OFFER TO ACQUIRE ALL
ISSUED AND OUTSTANDING SHARES IN**


SIMRAD
Optronics

SIMRAD OPTRONICS ASA

MADE BY
RHEINMETALL AG

OFFER PRICE:
NOK 8.25 PER SHARE IN CASH

OFFER PERIOD:
FROM AND INCLUDING 12 MAY 2010 TO
17:30 (NORWEGIAN TIME) ON 26 MAY 2010

MANAGER:

FIRSTSECURITIES

11 May 2010

IMPORTANT NOTICE

Please refer to chapter 1 for definitions, which also applies to the preceding pages.

This Offer Document has been prepared in connection with the Voluntary Offer submitted by Rheinmetall AG to acquire all issued and outstanding shares in Simrad Optronics ASA ("Simrad Optronics" or the "Company") pursuant to the requirements of chapter 6 of the Securities Trading Act. The Offer Document has been reviewed and approved by Oslo Børs in accordance with section 6-14 of the Securities Trading Act.

THE OFFER DOCUMENT CONTAINS IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO ACCEPTANCE OF THE VOLUNTARY OFFER.

Shareholders must rely on their own examination of this Offer Document, and should study the Offer Document carefully, and if necessary seek independent advice concerning the Voluntary Offer and this Offer Document. Nothing in this Offer Document may be construed neither as any advice, including but not limited to legal, tax, accounting and commercial advice, nor as information applicable to each Shareholder's particular situation. Each Shareholder should consult its own advisors for independent advice so that a balanced judgment can be made of the Voluntary Offer and all that is discussed and described in this Offer Document. Each Shareholder should also consult with its own advisors as to the legal, tax and other implications of the Voluntary Offer and the Acceptance of this.

The information contained in this Offer Document with respect to Simrad Optronics ASA is, or consists of, extracts from, or summaries of, publicly available information. None of Rheinmetall AG, First Securities, or any of their respective affiliates or advisors, nor any other person, accept any responsibility for the contents and distribution of this Offer Document other than as set out in the statement appearing under the heading "Responsibility Statement".

No person has been authorised to give any information or make any representation on behalf of Rheinmetall AG not contained in this Offer Document and, if given or made, such information or representation must not be relied upon as having been authorised.

The delivery of this Offer Document shall not under any circumstances create any implication that there has been no change in the affairs of Rheinmetall AG or the Company since the date hereof or that the information in this Offer Document or in the documents referred to herein is correct as of any time subsequent to the dates hereof or thereof.

This Offer Document has been prepared in the English language. A Norwegian summary has been included in chapter 7.

Any dispute arising out of, or in connection with, this Offer Document shall be governed by Norwegian law and settled exclusively by Norwegian courts.

RESTRICTIONS

Shareholders not resident in Norway are advised that their ability to accept the Voluntary Offer may be limited by the laws of their jurisdiction.

The Voluntary Offer or this Offer Document is not being made directly or indirectly in any jurisdiction where prohibited by applicable law and this Offer Document and related Acceptance Forms may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law. The Voluntary Offer is not being made directly or indirectly in, and this Offer Document and related Acceptance Forms may not be distributed, forwarded or transmitted into or from Canada, Australia, Japan or the Cayman Islands.

Shareholders not resident in Norway wanting to accept the Voluntary Offer must satisfy themselves as to the due observance of the laws in the jurisdictions relevant to them, including all applicable securities regulations, the receipt of any necessary governmental consent or the payment of taxes due.

Copies of this Offer Document will be distributed to the Shareholders of the Company registered in the shareholder register in the VPS as at 11 May 2010. The Offer Document may be viewed online at www.first.no, www.rheinmetall.com and www.simrad-optronics.no. Copies are also available at the office of First Securities:

First Securities AS
Fjordalléen 16
P.O. Box 1441 Vika
0115 Oslo
Norway

TABLE OF CONTENTS

1. Definitions

When used in this Offer Document, the following terms shall have the meanings set out below, unless the context otherwise requires. Words importing the plural shall be construed to include the singular and vice versa.

Acceptance	Acceptance of the Voluntary Offer by a Simrad Optronics ASA Shareholder
Acceptance Form	The Acceptance Form included in this Offer Document
Acceptor	A Simrad Optronics ASA Shareholder having accepted the Voluntary Offer
Board of Directors	The Board of Directors of Simrad Optronics ASA
Business Day	Any day on which commercial banks are open for business in Oslo and Germany
Close Associates	Close associates as defined in the Securities Trading Act section 2-5
Closing Announcement	Public announcement that the closing conditions of the Offer have been met or waived by the Offeror
Closing Conditions	The Offeror's conditions to complete the Offer as set forth in section 3.9.
Companies Act	The Norwegian Act relating to Public Limited Liability Companies of 13 June 1997 no. 45
Company	Simrad Optronics ASA, org. no. 929 449 991
Competition Authority	Norwegian Competition Authority ("Konkurransetilsynet")
First Securities	First Securities AS, acting as Manager and Receiving Agent for the Voluntary Offer
Manager	First Securities
NOK	Norwegian Kroner, the lawful currency of Norway
Offer	The Voluntary Offer made by the Offeror to acquire all issued and outstanding shares in Simrad Optronics ASA
Offer Document	This Voluntary Offer Document dated 11 May 2010.
Offeror	Rheinmetall AG
Offer Period	The period from and including 12 May 2010 to 17:30 (Norwegian time) on 26 May 2010 (or such date and time to which the Offeror shall have extended the period) during which the Voluntary Offer can be accepted
Offer Price	NOK 8.25 per Share in cash
Oslo Børs	Oslo Børs ASA (Oslo Stock Exchange)
Receiving Agent	First Securities
Register of Business Enterprises	The Norwegian Register of Business Enterprises in Brønnøysund, Norway ("Foretaksregisteret")
Rheinmetall AG	The Offeror, Rheinmetall AG, listed public limited stock corporation under German law, with commercial registration number HRB 39401, Düsseldorf Magistrates Court
Securities Trading Act	The Norwegian Securities Trading Act of 29 June 2007 no. 75 ("Verdipapirhandelloven")
Settlement Date	The date when settlement of the Offer takes place in accordance with section 3.12 under
Shareholder	A holder of Simrad Optronics ASA Shares
Shares	Shares in Simrad Optronics ASA, listed on Oslo Børs with ticker code "SIT", and registered in VPS with ISIN NO 0005396200
Simrad Optronics	Simrad Optronics ASA, a public limited liability company incorporated under the laws of Norway with registration no. 929 449 991
Simrad Optronics ASA Shareholder	A holder of Simrad Optronics ASA Shares
Simrad Optronics ASA Shares	Shares in Simrad Optronics ASA, listed on Oslo Børs with ticker code "SIT", and registered in VPS with ISIN NO 0005396200
Stock Exchange Regulations	The Norwegian Stock Exchange Regulations of 29 June 2007 no. 875 ("Børsforskriften")
The Company	Simrad Optronics ASA

Transaction Agreement	Agreement dated 5 May 2010 between Rheinmetall AG and Simrad Optronics ASA
Voluntary Offer	The Voluntary Offer by Rheinmetall AG to acquire all issued and outstanding Simrad Optronics ASA Shares, as described in this Offer Document
VPS	The Norwegian Central Securities Depository ("Verdipapirsentralen")

2. Responsibility Statement

2.1 Statement by Rheinmetall AG

This Offer Document has been prepared by Rheinmetall AG in accordance with section 6-13 of the Securities Trading Act to provide the shareholders of Simrad Optronics ASA with a basis for assessing the Voluntary Offer by Rheinmetall AG set out herein.

The information about Simrad Optronics ASA in this Offer Document is based exclusively on publicly available information. The Offeror has not verified independently the information regarding Simrad Optronics ASA which is included in this Offer Document. Rheinmetall AG can not assume any responsibility for the correctness or completeness of the information included in this Offer Document regarding Simrad Optronics ASA.

11 May 2010

The Executive Board of Rheinmetall AG

3. The Voluntary Offer

3.1 General

This Offer Document serves the purpose of describing the Voluntary Offer in accordance with section 6-19 of the Securities Trading Act.

3.2 Introduction

Rheinmetall AG hereby makes a Voluntary Offer to acquire all issued and outstanding Shares on the terms and subject to the terms and conditions set out in this Offer Document.

A description of the background to the Voluntary Offer is set out in section 3.5 of this Offer Document.

The Offer is made to all Shareholders who can legally receive this Offer Document and accept the Offer. The Offer Price is NOK 8.25 per Share which will be settled in cash, for further details see section 3.6 "Offer Price" and section 3.12 "Settlement". The Offer Period under the Offer is from and including 12 May 2010 to and including 17:30 (Norwegian time) 26 May 2010, subject to a maximum extension of the Offer Period of four weeks, see section 3.8 "Offer Period" for further details.

The Voluntary Offer is not being made in any jurisdiction where the making of the Voluntary Offer or Acceptance of it would be a violation of the laws of such jurisdiction. Shareholders resident outside of Norway should read the section entitled "Restrictions" on page 3, and section 3.27 below.

3.3 The Target Company

The target company is Simrad Optronics ASA ("Simrad Optronics"), Lindholmveien 14, P.O. Box 143 Teie, N-3106, Nøtterøy, Norway.

Simrad Optronics is a Norwegian public limited liability company incorporated under the laws of Norway. The Company is registered with the Register of Business Enterprises under the registration number 929 449 991. Simrad Optronics ASA Shares are listed on Oslo Børs with ticker code "SIT", and are registered in VPS with ISIN NO 0005396200.

Further information about Simrad Optronics is included in chapter 4 of this Offer Document.

3.4 The Offeror

The Voluntary Offer is made by Rheinmetall AG.

Rheinmetall AG is a listed public limited stock corporation under German law, with commercial registration number HRB 39401, Düsseldorf Magistrates Court, and registered address Rheinmetall Platz 1, 40476 Düsseldorf, Germany.

As of 11 May 2010, Rheinmetall AG did not own any Shares in the Company. Nor did any related party of Rheinmetall AG, as defined in section 6-5 cf. section 2-5 of the Securities Trading Act. Neither Rheinmetall AG nor related parties as mentioned own loans issued by the Company as mentioned in section 11-1 of the Companies Act. However, Rheinmetall AG has received certain pre-acceptances as further described in 3.26 "Pre-Acceptances".

First Securities, and affiliates, is registered as owner of 0 Shares as of the date of the Offer. Employees and related parties of employees in First Securities AS own 1 793 000 Shares, equalling 2.5% of the total number of Shares.

Further information about Rheinmetall AG and its owners is included in chapter 5 of this Offer Document.

3.5 Background for the Voluntary Offer

Rheinmetall intends to extend its Defence sector's presence in the Nordic Defence market. It aims to form a leading Norwegian supplier base for system solutions customised to the needs of today's scenarios. Rheinmetall's interest in Simrad Optronics is founded on its excellent operational performance, innovative and advanced products, technological achievements and specialised market expertise. As a leading European company in the Defence realm Rheinmetall offers both the standing as well as the operational strength and financial resources to carry Simrad Optronics' business forward to the next stages of its development. Systematic strategic and operational alignment of the businesses will provide existing and prospective customers with a broad array of commercially viable capabilities, products and programs. Combined powerful distinctive brands, strong reputations, credibility and sustained customer relationships will further sharpen the joint business' competitive edge.

By joining forces Simrad Optronics and Rheinmetall Defence's divisions will develop and sustain products and programs that align even better with shifting industry structures, customer needs and sophisticated technology requirements. The joint product ranges and technologies will unlock as of yet untapped market potentials by offering one-stop-shopping and full life-cycle support to customers.

Simrad Optronics is to be the platform to extend the joint business' market position in Scandinavia. Moreover, Rheinmetall Defence's broad product portfolio offers Simrad Optronics additional opportunities to partake in up-coming Defence programs in the Nordic Defence market.

Through the transaction Simrad Optronics gains access to Rheinmetall Defence's well established commercial network thus gaining more traction to better promote its own product portfolio world wide. By teaming up with Rheinmetall it can attract new customers through a broader product variety and service range resulting in a stronger foothold in key Defence markets like Germany, The Netherlands, United Kingdom, United States of America, Canada, Middle East and Asia by utilizing Rheinmetall Defence's local hubs.

Rapid development and prototyping as well as the system integration capability of Simrad Optronics combined with Rheinmetall's advanced weapon and ammunition systems, e.g. Airburst fuze and programming capability, a new .50 calibre weapon and electronic components, e.g. infrared cameras and lasers, offer the potential to develop the next generation of complete systems including firecontrol and improve a leading position in the market field. Both companies' systems and components for targeting and surveillance are complementary and will offer a broad capability to the international Defence community. Rheinmetall Defence's production sites and integration capabilities already proven in key markets as Germany, Canada and UAE are prepared to fully support the consummation of existing and future production contracts within a short period of time.

Thoroughly impressed by Simrad Optronics' continued success Rheinmetall intends to make full use of Simrad Optronics' business organization augmenting it with related interfaces into Rheinmetall key functions to better meet customer requirements and match client demands for advanced architectures and integrated solutions.

3.6 Offer Price

The Offer Price is NOK 8.25 per Share in cash, in accordance with the terms of this Offer. The Offer Price values all 71 587 195 shares in the Company accumulated at NOK 591 million. The Offer Price shall not be adjusted for the NOK 0.20 per Share dividend payment to all Shareholders as per 6 May 2010 resolved by the annual general meeting on 6 May 2010. The Shares were traded ex-dividend from and including 7 May 2010.

When determining the Offer Price Rheinmetall AG has considered, amongst other factors, the technological and operational strengths of Simrad Optronics and its position in the markets in which it operates.

The Offer Price represents a premium of:

- 35% to the volume weighted average closing price (VWAP) of NOK 6.33 for the Simrad Optronics ASA Share for the last 3 months ending 5 May 2010
- 57% to the volume weighted average closing price (VWAP) of NOK 5.47 for the Simrad Optronics ASA Share for the last 6 months ending 5 May 2010
- 21% of the closing price of NOK 7.00 for the Simrad Optronics ASA Share on 5 May 2010, the last trading day prior to the announcement of the Offer.

Note: premiums take into account the dividend payment of NOK 0.20, approved by the Company annual general meeting on 6 May 2010.

In the event the Company pays out any dividend or other distribution to its Shareholders, exceeding the NOK 0.20 per share dividend resolved by the annual general meeting 6 May 2010, for which the record date occurs prior to settlement of the Offer, the Offer Price will, if the condition set out in section 3.9 (d) 2. (ii) below is waived and the Offer completed, be reduced with the amount distributed per Share. If such adjustments are made, earlier given Acceptances shall be deemed as Acceptances of the adjusted Offer. The Offeror's right to adjust the Offer Price in accordance with the foregoing shall not limit the Offeror's right to withdraw from the Offer after section 3.9 below (Closing Conditions).

The chart below sets out the development in the trading price (closing price, in NOK) and traded volume (number of shares traded, in millions) for the Simrad Optronics Shares on Oslo Børs since the listing of Simrad Optronics in July 2005 to 7 May 2010.

TRADING PRICE AND VOLUME GRAPH


Volume - SIT (millions)
Shareprice - SIT
Share price (NOK)
Volume (millions)
10,0
9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
16
14
12
10
8
6
4
2
0
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Mar-07
Aug-07
Dec-07
Apr-08
Aug-08
Dec-08
Apr-09
Aug-09
Jan-10
May-10

3.7 Interest Payable on the Offer Price

Upon completion of the Offer, the Offeror shall, in addition to the Offer price, pay interest on the consideration payable to tendering Shareholders at a fixed rate of the equivalent to 1 month NIBOR per annum (as reported by Norges Bank at 12:00 CET at the last day of the Offer Period) from but not including the last day of the Offer Period (for the avoidance of doubt the Offer Period shall in this context include any extensions of the Offer Period) to and including the date settlement takes place. The Offeror will not pay the interest compensation in the event that the Offer is not completed.

3.8 Offer Period

The Offer Period under the Voluntary Offer is from and including 12 May 2010 to and including 17:30 (Norwegian time) on 26 May 2010 (or such date and time to which the Offeror shall have extended the Offer Period) during which the Voluntary Offer can be accepted.

Rheinmetall AG reserves the right to approve Acceptances that are received after the expiration of the Offer Period, and at any time extend the Offer Period one or several times by up to four weeks. Accordingly, the Offer Period will not be extended beyond 23 June 2010. Any extension of the Offer Period will be announced prior to 08:00 (Norwegian time) on the first trading day on Oslo Børs after the expiry of the relevant Offer Period and in accordance with section 3.17, "Announcements and amendments", below.

Shareholders accepting the Offer shall be released from their Acceptances if Rheinmetall AG has not on or prior to 12 August 2010 publicly announced that the Closing Conditions have been met or waived (the "Closing Announcement").

3.9 Closing Conditions

The completion of the Offer is subject to the following Closing Conditions being met or waived by the Offeror:

(a) Validly tendered and not withdrawn acceptances being received by the Offeror from Shareholders constituting more than 90% of the entire issued and outstanding share capital and voting power in the Company, at the end of the Offer Period;

(b) That the Board of Directors does not withdraw or make amendments to its unanimous recommendation to the Shareholders, cf. appendix 2 without the Offeror's written consent during the Offer Period

(c) All necessary permits, consents, approvals and actions from any governmental or regulatory authorities, including competition regulatory authorities, for the completion of the Offer have been obtained or any applicable waiting periods have expired or lapsed, in each case on terms that do not impose any divesture, separation or other conditions materially affecting the operations or governance of the Offeror, the Company or any of their respective subsidiaries;

(d) The Company and its subsidiaries shall, other than with the prior written consent of the Offeror, have in all respects complied with the following undertakings:

(1) Simrad Optronics as a whole (including subsidiaries) will carry on its business only as an ongoing concern in the ordinary course, and will seek to preserve its present business organization, lines of business, material relationships with customers, suppliers and other third parties; and specifically

(2) The Company will not, and will ensure that its subsidiaries will not:
- (i) adopt or propose any changes to its articles of association;
- (ii) declare any dividend exceeding the NOK 0.20 dividend payment approved by the annual general meeting on 6 May 2010 or make any other distributions, or distribute, issue, sell, purchase or redeem any financial instruments of the Company;

(iii) pay any fees, bonuses, consulting fees, advisory fees, monitoring fees, services fees or directors fees, other than (a) in the ordinary course of business and consistent with past practice, and (b) to the Company's advisors in connection with the Offer in accordance with the fee arrangements disclosed to the Offeror prior to the announcement of the Offer;
(iv) forgive any claims in excess of NOK 300,000
(v) enter into any affiliate transactions;
(vi) merge, consolidate or enter into any recapitalization, reorganization, corporate restructuring, liquidation, dissolution or any business combination transaction, or make any corporate acquisition or patent portfolio acquisition;
(vii) acquire any tangible or intangible material assets other than in the ordinary course of business and consistent with past practice;
(viii) sell, lease, license or otherwise dispose of any material tangible or intangible assets or property other than in the ordinary course of business and consistent with past practice, or create or permit to create any lien or encumbrance on any tangible or intangible material asset other than in the ordinary course and consistent with past practice;
(ix) appoint or remove any member of its executive management;
(x) amend the compensation of any member of its executive management other than in the ordinary course;
(xi) implement or amend any equity employee incentive program;
(xii) amend the existing insurance coverage other than in the ordinary course of business
(xiii) increase the borrowing under the Company's term loan facility with Nordea;
(xiv) enter into any new credit agreements to raise term debt; or
(xv) agree or enter into any binding commitment to do any of the foregoing.

(e) No event, circumstance, change or development relating to the Company or any of its subsidiaries or to the Company's or any of its subsidiaries' business has occurred and that either has or would reasonably be expected to have a material adverse effect upon the assets, including tangible and intangible assets, financial condition, or result of operations of the Company and its subsidiaries (taken as a whole) provided, however, that no such event or series of events resulting from or relating to the Offeror's actions or inactions as appropriate shall be taken into account when determining whether such a change, effect or development has occurred;

(f) No court or other authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any law, decree, regulation or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Offer;

(g) The CEO and CFO of the Company have complied with their obligations to make the Offeror aware immediately prior to completion of the Offer, of any matters of which they are aware which in their opinion may cause a breach to the Closing Conditions d, e or f.

Rheinmetall AG reserves the right to, either in whole or part and at its own discretion, waive any or all of the conditions to the Offer.

If Rheinmetall AG has not publicly announced that all of the conditions for closing are satisfied or waived by the Offeror prior to 12 August 2010, then the Offer will lapse, provided that the deadline for the condition in section 3.9 (a) shall be the trading day following expiry of the Offer Period which in this context shall include any extensions of the Offer Period. If Rheinmetall AG waives any or all of the Closing Conditions to the Offer, an announcement to that effect will be made in accordance with section 3.17 below and the Offer Period will be extended to the extent required by applicable law. In accordance with applicable law and practice in Norway, there will not be withdrawal rights in respect of Acceptances previously received during any such extension.

Announcements with regard to fulfillment or waiver of the Closing Conditionse will be made as soon as this has been determined through an announcement to Oslo Børs, in accordance with the procedure described in section 3.17 below.

As regards the condition included in section 3.9 (c) the completion of the Offer will be subject to the receipt of approval or clearances from relevant competition authorities including competition clearance in Norway and Austria. The Offeror is in the process of assessing this, and with the cooperation of the Company, will procure as soon as reasonably possible to make such filings with competition, antitrust or other governmental or regulatory authorities which are required in order to complete the Offer.

3.10 Acceptance of the Voluntary Offer

In order for a Shareholder to accept the Offer, the Acceptance Form must be fully and correctly filled out, signed and received by the Receiving Agent before 17:30 (Norwegian time) on 26 May 2010, subject to any extension of the Offer Period. The Acceptance Form sets out details on the settlement and the transfer of the Simrad Optronics Shares tendered. The Acceptance Form is enclosed in Appendices 3 (English) and 4 (Norwegian) to this Offer Document.

The Acceptance Form shall be correctly and fully completed and signed, and sent, faxed or delivered to the Receiving Agent:

First Securities AS
Fjordalléen 16
P.O. Box 1441 Vika
0115 Oslo, Norway
Tel: (+47) 23 23 80 00
Fax: (+47) 23 23 80 11

Acceptance of the Voluntary Offer is binding for the accepting Shareholder from the time it is received by the Receiving Agent and no withdrawal of such Acceptance will be permitted. The Acceptance must be received by the Receiving Agent no later than 26 May 2010 at 17:30 (Norwegian time) (or at such later date and/or time to which the Offer Period is extended). Neither the Offeror nor the Receiving Agent will be responsible for delays in the postal system or for Acceptance Forms forwarded by fax that are not received in time. The Offeror reserves the right to accept Acceptance Forms received after the end of the Offer Period, but will not be obligated to accept such late Acceptances.

Shareholders whose Shares are split between several VPS accounts will receive a separate Acceptance Form for each account and are required to submit a separate Acceptance Form for each account.

Unless otherwise indicated under item 2 in the Acceptance Form, the Acceptance covers all Shares stated on the Acceptance Form, as well as any Shares which, in addition to the number of shares stated on the Acceptance Form, have been or will be acquired prior to the settlement of the Offer, and which will be registered on the VPS account stated on the Acceptance Form.

Any Shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such Shareholder desires to accept the Offer for such Shares.

In order for the Shareholder to validly accept the Offer and become an Acceptor, the Acceptance Form must be signed by the Shareholder or the authorised attorney of such Shareholder.

The Shares shall be transferred to Rheinmetall AG free and clear of any encumbrances and third party rights whatsoever attached to them. If there are registered rights holders on the VPS account of a Shareholder accepting the Voluntary Offer, such rights holders must, by signature on the Acceptance Form, consent to the Shares being transferred to Rheinmetall AG free and clear of such encumbrances. Procuring consent from the rights holder is the sole risk and responsibility of the accepting Shareholder.

Acceptances are only valid if made by way of a fully and correctly completed Acceptance Form being returned to the Receiving Agent within the Offer Period. The Offeror and the Receiving Agent reserve the right, at their own discretion, to accept or refuse any improperly completed delivered, sent or executed Acceptance Forms, or any Acceptance that may be unlawful.

Returning the Acceptance Form to the printed return address or fax number will imply that the Shareholder has accepted the Voluntary Offer on the terms described in this Offer Document, and that an agreement on sale of the Shareholder's Shares has been entered into on the terms set forth herein and on the Acceptance Form.

Acceptances are irrevocable, and may not be withdrawn once received by the Receiving Agent.

By executing, sending and delivering the Acceptance Form, each accepting Shareholder irrevocably authorises the Receiving Agent to block the Shares covered by the Acceptance in favour of the Receiving Agent on behalf of the Offeror. It will not be possible for Acceptors to administer the Shares after blocking has been established. All Shareholder rights shall, to the extent permitted under Norwegian law, be vested with the Acceptors until completion of share purchases pursuant to the agreements created by Acceptances of the Offer.

The blocking will only be in effect in relation to the Shares encompassed by the Acceptance and will not have any affect on other securities which are registered at the same VPS account. The Receiving Agent is given irrevocable authorization to pay for and at the same time transfer the Shares encompassed by the Acceptance from the Acceptor's VPS account to a VPS account in the name of Rheinmetall AG upon settlement of the Voluntary Offer.

3.11 Shareholder Rights

Shareholders accepting the Voluntary Offer will not be able to dispose of the Shares covered by the Acceptance after the Shares have been blocked as described in section 3.10 above.

Shareholders accepting the Voluntary Offer will, however, remain owners of their Shares, including retaining their right to vote for their Shares and other shareholder rights, until settlement pursuant to the Voluntary Offer is completed (see section 3.12 below).

3.12 Settlement

Settlement of the Offer will be made in accordance with legal requirements and practice in Norway and shall take place no later than 14 days after the satisfaction or waiver of the Closing Conditions described in section 3.9 a, b and c "Closing Conditions" above. For the avoidance of doubt, the completion of the Offer following such announcement will still be subject to the satisfaction or waiver by the Offeror of the remaining Closing Conditions (section 3.9 d, e, f and g) until settlement.

The latest day on which settlement of the Offer may occur is 26 August 2010.

Upon settlement, the Offeror will transfer the aggregate Offer Price for the Shares tendered, to a client account with the Receiving Agent. At the same time the Shares tendered will be transferred to the Offeror. The Receiving Agent will then immediately make payments to the Acceptors.

Payment will be made in cash in NOK, by way of transfer to the Acceptor's bank account registered in VPS for dividend payments. In the absence of such account, settlement will be made by way of postal cheque (or currency cheque for Shareholders with a non-Norwegian address).

3.13 Financing of the Voluntary Offer

The Voluntary Offer is financed through internal Rheinmetall AG funding. The Offer is not subject to any conditions relating to financing. No bank guarantee has been or will be provided for the payment of the offer consideration.

3.14 Costs related to the Offer

Rheinmetall AG will pay costs directly related to the VPS transactions in connection with Acceptance of the Voluntary Offer and completion of the transfer of the Shares to Rheinmetall AG. Shareholders accepting the Voluntary Offer will not incur any brokerage fees or other costs, in each case, directly related to VPS transactions in connection with the Voluntary Offer. Rheinmetall AG will not cover or reimburse any costs for advisory or other services or otherwise incurred by Shareholders at their own initiative, or any fees or costs charged to the Shareholder by any broker or nominee holder or similar.

3.15 Tax

Shareholders accepting the Voluntary Offer will be responsible for any tax liability as a consequence of accepting the Voluntary Offer and selling the Shares. A general description of certain tax matters is included in section 6 of the Offer Document.

3.16 Possible acquisition of Simrad Optronics ASA Shares outside the Voluntary Offer

Rheinmetall AG reserves the right to, and may exercise the right to, acquire Shares outside the Voluntary Offer during and after the Offer Period, provided such transactions comply with applicable laws and regulations. If Rheinmetall AG acquires Shares at a consideration higher than the Offer Price, the Offer Price shall be increased to be at least equal to such higher consideration. Any non-cash element in such higher consideration shall be valued and converted into cash for the purpose of determining the increase of the consideration offered in the Offer.

3.17 Announcements and amendments

The Offeror may:

- Extend the Offer Period as further described under section 3.8;
- Either in whole or in part waive the Closing Conditions as described in section 3.9;
- Adjust the Offer Price as described in section 3.6 or
- Amend the Offer by increasing the Offer Price or otherwise improving the Offer. Such amendment to the Offer shall apply to all Shareholders, including Acceptors who have submitted Acceptance Forms prior to the announcement of such improved Offer, and shall be deemed to be accepted by such Acceptors. If the Offer Price is increased, the Offeror shall provide the Shareholders notice of new offer price and the Offer Period shall be extended for at least two weeks after such notice.

No other amendments to the Offer than the ones mentioned directly above in this Section 3.17 may be made.

Announcements issued by on or behalf of the Offeror relating to the Offer and/or this Offer Document, will be deemed to have been made once they have been received by Oslo Børs and distributed through its electronic information system. In this respect, the Offeror will have no obligation to publish, advertise or otherwise communicate any such announcement other than by making such release to Oslo Børs.

3.18 Mandatory Offer

If the Offeror becomes the owner of Shares representing more than 1/3 of the voting rights in the Company, the Offeror will be required under the Securities Trading Act to either make a mandatory, unconditional offer for the remaining Shares or, if the Offeror holds Shares representing more than 90 per cent of the Company's share capital and votes, effect a compulsory acquisition of the remaining Shares as described below in section 3.19.

The Offer Price in the mandatory offer must be equal to or higher than the highest payment the Offeror (or its Close Associates) has made or agreed to for the Shares in the period six months prior to the date on which the mandatory offer obligation was triggered. If it is clear that the market price is higher than the price resulting from the previous sentence at the date on which the mandatory offer obligation is triggered, the offer price in the mandatory offer shall at least be as high as the market price.

3.19 Compulsory Acquisition

If, as a result of the Offer, a subsequent mandatory offer or otherwise, the Offeror acquires and holds more than 90 per cent of the total issued and outstanding Shares representing more than 90 per cent of the voting rights in the Company, then the Offeror will have the right (and each remaining Shareholder would have the right to require the Offeror) to initiate a compulsory acquisition of remaining Shares not owned by the Offeror pursuant to section 4-25 of the Norwegian Public Limited Liability Companies Act and section 6-22 of the Securities Trading Act.

A mandatory offer will not be required by law if the Offeror at the completion of the Offer holds more than 90 per cent of the voting rights in the Company and within four weeks of completion of the Offer initiates a compulsory acquisition offering a purchase price equal to, or higher than the price that would have been offered in a mandatory offer (see section 3.18 " Mandatory Offer" above) and issuing the necessary security for payment of the settlement in accordance with section 6-22 of the Securities Trading Act. If the Offeror presents such offer in writing to all of the remaining Shareholders with a known address, and the offer is announced in the Norwegian Register of Business Enterprises' electronic bulleting for public announcement and in a newspaper generally read at the Company's place of business, the Offeror may set a time limit for each Shareholder to contest the offer.

If, as a result of the Offer, a subsequent mandatory offer or otherwise, the Offeror acquires and holds more than 90 per cent of the total issued and outstanding Shares representing more than 90 per cent of the voting rights in the Company, the Offeror intends to carry out a compulsory acquisition of the remaining Shares in the Company in accordance with the procedures outlined above.

3.20 De-listing of the Simrad Optronics ASA Shares

In the event the Voluntary Offer is completed, Rheinmetall AG intends to propose to the general meeting of Simrad Optronics that an application be made to Oslo Børs to de-list the Shares from Oslo Børs. The approval of such application would require the approval by a 2/3 majority of votes cast and the share capital represented at such general meeting. Oslo Børs may also on its own initiative resolve to de-list the Shares, should Simrad Optronics no longer fulfill the requirements for listing (e.g. such as the number of remaining shareholders).

3.21 Plans for further operations of Simrad Optronics ASA

Rheinmetall intends to make full use of Simrad Optronics' business organization and currently has no plans to reorganize the Company's operations.

3.22 Consequences for the Company's employees, Board of Directors and management

Completion of the Voluntary Offer is not expected to have any legal, economic or work related effects for the employees of the Company.

No special advantages or benefits will be accorded to the members of the Board of Directors or the management of the Company in connection with the Voluntary Offer, nor have prospects of any such advantages or benefits been held out to any of the said persons.

3.23 Legal consequences of the Offer

To the Offeror's knowledge, the Offer will not have any legal consequences for the Company other than as described in this Offer Document.

The Offer will, if completed, result in the Offeror becoming the owner of all Shares validly tendered under the Offer in addition to the Shares which the Offeror already owns or acquires outside the Offer.

The transaction will be subject to notification to and approval of competition authorities in applicable jurisdictions, including competition filing in Norway and Austria.

To Rheinmetall AG's knowledge, the Offer will not have any other legal consequences for Simrad Optronics ASA other than as described in this Offer Document.

3.24 Contacts with the Company prior to announcement of the Voluntary Offer

On 23 March 2010, Rheinmetall AG notified Simrad Optronics ASA of the desire to perform a due diligence review of the Company in preparation for the possible launch of the Offer. Prior to this there had been contact between Rheinmetall AG and Simrad Optronics ASA regarding a potential offer for the Simrad Optronics ASA Shares.

Subsequent to the initial notification of the desire to perform a due diligence review, Rheinmetall AG and its advisors have had some meetings and discussions with the management of the Company. Further, Rheinmetall AG and its advisors have carried out a limited due diligence review of the Company prior to the date of this Offer. There have also been meetings and discussions with the management of the Company in connection with this limited due diligence review.

On 19 April 2010 the Offeror and the Company entered into a Heads of Agreement regarding the Offer. The parties entered into a final Transaction Agreement on 5 May 2010 after closure of Oslo Børs.

The Transaction Agreement contains, inter alia, provisions relating to the Offeror's commitment to make the Offer and certain obligations of the Company prior to and in connection with the Voluntary Offer, including obligations to conduct the business in the ordinary course of business and not to do or permit things to be done which could be reasonably expected to prevent the completion of the Voluntary Offer and to assist in connection with regulatory filings.

The Transaction Agreement also requires the Company to promptly inform the Offeror of any competing offers, exclusivity undertakings and the Board of Directors must permit the Offeror to increase its Offer Price within three business days after an alternative transaction which is deemed to be a superior offer is notified to the Offeror before the Board of Directors may amend its recommendation of the Offer.

The Transaction Agreement provides for the payment by the Company of an inducement fee to the Offeror of EUR 1.5 million in the event that the Offer fails to complete and one of the following events has occurred:

(i) the Board of Directors of the Company withdraw or modify the board recommendation without the prior written consent of the Offeror,
(ii) the Board of Directors fail to reinstate the Company board recommendation in the event that the Offeror increases/improves the Offer to match any superior offer, without the prior written consent of the Offeror;
(iii) a superior offer is launched during the Offer Period and the Voluntary Offer is not completed; or
(iv) any breach of the Transaction Agreement by the Company occurs which in and of itself prevents the closing of the Voluntary Offer.

The Board of Directors has the right to withdraw, subject to certain conditions, its recommendation of the Offer if a third party (other than a third party which has been solicited in breach of obligations to the Offeror) has launched a bona-fide voluntary or mandatory offer for all of the Company's Shares in the excess of the equivalent of NOK 8.25 cash per Share on terms and conditions not more restrictive than the Offer Closing Conditions which the Board of Directors believes is superior to the Offer, having consulted outside legal counsel and the provider of the independent statement in connection with the Offer provided that the Offeror has not, within 3 business days of notice to Offeror of the superior offer, agreed to improve the Offer or put forward a new offer on conditions in each case at least matching the terms and conditions of the superior offer.

3.25 Independent statement and Board statement regarding the Offer

Under section 6-16 (1) of the Securities Trading Act, the Board of Directors of the Company is required to issue a statement concerning the Board's assessment of the effect of the Voluntary Offer on the Company's interests, including the Board's recommendation on whether the Voluntary Offer should be accepted by the Shareholders. According to section 6-16 (4) of the Securities Trading Act the statement shall be given by another party than the Board if the offer is launched in concert with the Board. The Company and Oslo Børs have agreed that such independent statement shall be given with respect to the Offer. Handelsbanken has been approved by Oslo Børs as the provider of the independent statement, cf. section 6-16 (4) in the Securities Trading Act and Handelsbanken's independent statement is attached to this Offer Document as Appendix 1.

Further to this the Board has issued a statement regarding the Offer in accordance with the principles laid out in section 6-16 (1) of the Securities Trading Act where the Board recommends the Offer. The Board statement is attached to this Offer Document as Appendix 2.

3.26 Pre-Acceptances

In connection with the Offer, the following Shareholders, representing in aggregate approximately 51.5% of the Company's share capital, have irrevocably undertaken to accept the Offer in respect of the number and percentage of Shares indicated below:

Shareholder	No. of shares	%
Board and Executive Management		
Saturn AS	3 414 609	4.77%
Runestad Investering AS	3 281 000	4.58%
Cubic Invest	3 214 609	4.49%
Hugin Management AS	3 094 609	4.32%
Jon Asbjørn Bø, President & CEO	14 585	0.02%
Harald Lunde, EVP - Business Development	14 585	0.02%
Lars H Henriksen, EVP - R&D	14 585	0.02%
Other Shareholders		
DnB Nor SMB VPF	4 900 000	6.84%
Lindholmveien 14 AS	3 455 311	4.83%

GKI AS	3 064 609	4.28%
Ulve Invest AS	2 994 609	4.18%
MP Pensjon	2 598 556	3.63%
Nordisk industriutvikling AS	1 793 000	2.50%
Steinar Hem	1 294 609	1.81%
HUI AS	1 218 000	1.70%
Ingefo 1 AS	895 000	1.25%
Kafa AS	870 000	1.22%
Roar Langen	414 585	0.58%
Hans Bø	190 000	0.27%
Trygve Egenes	14 585	0.02%
Per Kristian Aas	100 000	0.14%
Total	**36 851 446**	**51.48%**

The Pre-Acceptances will also apply to any Shares that the above-mentioned Shareholders may acquire before the end of the Offer Period.

The Pre-Acceptances from the Shareholders referred to under Other Shareholders above permit the mentioned Shareholders to withdraw their Pre-Acceptance and accept any competing offer determined by the Board of Directors of the Company to constitute a superior offer as defined in the Transaction Agreement and the Board of Directors, in accordance with the terms of the Transaction Agreement, withdraws its recommendation of the Offer.

3.27 Non-Norwegian shareholders

The Voluntary Offer and this Offer Document is not to be regarded as an offer, whether directly or indirectly, in jurisdictions where such offer pursuant to legislation and regulations in such relevant jurisdictions would be prohibited by applicable law. Shareholders not resident in Norway wanting to accept the Voluntary Offer must make inquiries on relevant and applicable legislation, including but not limited to whether public consent is required and possible tax consequences. The Voluntary Offer is not made, neither directly nor indirectly, and sale will not be accepted from or on behalf of, Shareholders in any jurisdiction where presenting the Voluntary Offer or acceptance thereof would be in conflict with the laws of such jurisdictions, including but not limited to Shareholders with addresses in Canada, Australia, Japan or the Cayman Islands. This Offer Document and related Acceptance Forms may not be distributed, forwarded or transmitted into or from any jurisdiction where prohibited by applicable law. Any purported Acceptance of the Voluntary Offer in breach of these requirements will not be valid.

3.28 Miscellaneous

This Offer Document will be sent to all persons registered with the VPS as shareholders of Simrad Optronics on 11 May 2010 to the addresses registered with the VPS at such date, except for Shareholders in jurisdictions in which this Offer Document may not be lawfully distributed. Confirmations on receipt of Acceptances will not be issued.

3.29 Governing law - Jurisdiction

The Voluntary Offer and any Acceptance thereof are subject to Norwegian law. Any dispute arising out of or in connection with the Voluntary Offer or the Offer Document shall be subject to the exclusive jurisdiction of the Norwegian courts with Oslo City Court as the agreed legal venue.

3.30 Further information

First Securities AS has acted as Manager and Receiving Agent to Rheinmetall AG in connection with the Offer. Wikborg Rein, & Co has acted as Norwegian legal counsel to Rheinmetall AG. Further information on the Offer is available from the Manager:

First Securities AS
Fjordalléen 16
P.O. Box 1441 Vika
0115 Oslo
Norway
Tel : (+47) 23 23 80 00
Fax: (+47) 23 23 80 11

4. Information about Simrad Optronics ASA

The following section contains a brief description of Simrad Optronics and its operations. The information regarding the Company in this section is based on publicly available sources. Rheinmetall AG does not accept any responsibility for the accuracy or completeness of the information regarding Simrad Optronics contained in the Offer Document.

For a more detailed description of the Company, please visit: www.simrad-optronics.no.

4.1 The Company and its Business

Simrad Optronics is a Norwegian public limited liability company. The Company is headquartered in Nøtterøy, south of Oslo in Norway and has approximately 200 employees. The Company is a global military supplier of Remote Weapon Systems, Electro Optics, Weapon Improvement Products and Vehicle Systems.

The Company's strategy is: 1) To deliver technology and solutions to customers globally which assists them in: situational awareness, aiming and hitting, protecting troops and reducing collateral damage. 2) Through careful partnering and Joint Venturing, increase the group's marketing and distribution capability for specific products in key markets.

The Company in its current structure was formed through the reverse merger in January 2007 of Vinghøg AS into Simrad Optronics shortly after the Company demerged its only non-defence business (fire and gas division) into Simtronics Fire & Gas in January 2007. Vinghøg AS was established in 1950 and has a strong and long-lasting position as a partner and supplier to the Norwegian armed forces and defence contractors.

Simrad Optronics possesses comprehensive design and engineering capabilities within optics, electronics, software and mechanical & electro-mechanical applications. The Company provides tailored products and solutions, and adopts a modular approach based on "standard" products.

The Company identifies its products and solutions in four categories:

1) Remote Weapons Systems
    - VIM cameras, firing controls, weapon interface and range finding for Remote Weapon Stations ("RWS") as a principal supplier to Kongsberg on the market-leading Protector RWS
2) Electro Optics
    - Electro optical devices including forward observation and surveillance cameras, night vision equipment, laser target designators and range finders, sold on both a stand-alone basis as well as integrated into other products or solutions
3) Weapon Improvement Systems
    - Integrated weapon improvement systems for a wide range of ground or vehicle mounted guns and artillery which include: indirect firing control, and a variety of fixed and mechanical systems including cocking actuators, soft and ring mounts, pedestals, tripods, and relevant accessories
4) Vehicle Systems
    - High-end situational awareness, surveillance, target acquisition and reconnaissance systems for light and heavy military vehicles including system integration, principally with communications and battle management systems

Simrad Optronics has established a highly diversified blue-chip customer base, consisting of prime defence contractors and governmental defence agencies, principally in North America, Europe and Australasia.

Either directly, or through the relevant agent or prime contractor, the company exports to more than 40 countries. Due to its geographic location the Company has a deep and longstanding relationship with the Norwegian Army, working closely together on the development of a variety of its products.

The Company's organization structure is as follows:

SIMRAD OPTRONICS ASA - CORPORATE STRUCTURE


SIMRAD OPTRONICS ASA
Corporate functions/Norway
NOSTROMO DEFENSA
Argentina
30%
100%
NORDIC DEFENCE SUPPLY
Norway
100%
100%
51%
55%

Vinghøg AS is a Norwegian subsidiary based in Nøtterøy. It is a key company for the group's product development activities and also organises the sales and marketing for the group, except for the US market. Vingtech is a US subsidiary based in Biddford, Maine and perform sales and assembly of Simrad Optronics group products in the US market as well as developing own products together with the end-user and other defence partners in the US. Vingtech Australia sells products from Vinghøg AS in Norway, and has the possibility for licensed production in the future. Nostroma Defensa manufactures advanced small and medium sized unmanned aircrafts. The purpose of the ownership stake is to partner in designing a small hand-launched UAV and deliver additional and unique sensor capability for Vinghøg.

4.2 Board and Management

As of the date of the Offer Document the Board of Directors of Simrad Optronics consists of:

- Terje Morten Eidsmo, Chairman
- Ingvild Ragna Myhre, Board member
- Lisa Ann Cooper, Board member
- Geir Vinghøg, Board member
- Helle Rønningen, Board member (employee representative)
- Jarle Graff, Board member (employee representative)

As of the date of the Offer Document the executive management of Simrad Optronics consists of:

- Jon Asbjørn Bø, Chief Executive Officer
- Harald Lunde, Executive Vice-President - Business Development
- Lars Harald Henriksen, Executive Vice-President - R&D
- Tor Ivar Kolpus, Chief Financial Officer

4.3 Share Capital – Shareholders

The registered share capital in Simrad Optronics is NOK 37,096,327.9593917 divided in 71 587 195 shares each with a par value of NOK 0.518197814.

The ordinary general meeting held on 6 May 2010 resolved a dividend payment of NOK 0.20 for the accounting year 2009.

Below is a transcript of the 20 largest shareholders in Simrad Optronics registered in VPS as of 10 May:

OVERVIEW OF TOP 20 SHAREHOLDERS

Investor	No. of shares	Ownership (%)
DNB NOR SMB	4 900 000	6.84 %
SKAGEN VEKST	4 404 000	6.15 %
LINDHOLMVEIEN 14 AS	3 455 311	4.83 %
SATURN AS	3 414 609	4.77 %
RUNESTAD INVESTERING AS	3 281 000	4.58 %
CUBIC INVEST A/S	3 214 609	4.49 %
HUGIN MANAGEMENT AS	3 094 609	4.32 %
GKI AS	3 064 609	4.28 %
ULVE INVEST AS	2 994 609	4.18 %
MP PENSJON	2 598 556	3.63 %
NORDISK INDUSTRIUTVIKLING AS	1 793 000	2.50 %
BANK OF NEW YORK MELLON	1 326 800	1.85 %
HEM	1 294 609	1.81 %
HESNES INVESTMENT AS	1 289 000	1.80 %
HUI AS	1 218 000	1.70 %
DUKAT AS	1 000 000	1.40 %
KAFA AS	895 500	1.25 %
INGEFO 1 AS	870 000	1.22 %
ORIGON AS	756 000	1.06 %
BARØFOSS INVEST AS	735 000	1.03 %
Sum 20 largest	**45 599 821**	**63.70 %**
Other	25 987 374	36.30 %
Total	**71 587 195**	**100.00 %**

4.4 Selected Financial Information

The information in this section is based on publicly available information made available by Simrad Optronics.

PROFIT AND LOSS ACCOUNT

Figures in NOK 1,000	2009	2008	2007	2006
Sales revenues	623 868	602 406	458 386	129 131
Total operating revenues	**623 868**	**602 406**	**458 386**	**129 131**
Cost of materials	327 889	326 708	226 436	100 414
Payroll and related cost	129 918	117 422	105 115	40 921
Other operating expense	79 414	82 247	64 770	21 734
EBITDA	**86 647**	**76 029**	**62 065**	**-33 938**
Depreciation	13 583	12 247	11 125	3 833
Amortization of excess value	26 203	26 662	29 100	0
Operating profit (loss)	46 861	37 120	21 840	-37 771
Net financial items	1 859	-18 726	-14 445	-6 357
Profit before tax	48 720	18 394	7 395	-44 128
Taxes	9 688	7 629	-7 057	7 260
Net profit	**39 032**	**10 765**	**14 452**	**-51 388**

BALANCE SHEET

Figures in NOK 1,000 **ASSETS**	2009	2008	2007	2006
Total intangible non-current assets	264 448	291 392	318 088	0
Total tangible non-current assets	35 704	44 943	35 920	0
Total financial non-current assets	3 272	5 614	1 973	0
Total non-current assets	**303 423**	**341 949**	**355 981**	**0**
Inventories	118 229	133 702	87 808	
Receivables	100 753	139 242	116 046	0
Bank deposits and cash	24 365	1 908	2 035	
Total current assets	**243 347**	**274 852**	**205 889**	**0**
TOTAL ASSETS	**546 771**	**616 801**	**561 870**	**0**
EQUITY AND DEBT				
Total equity	**285 158**	**244 297**	**237 432**	**0**
Liabilities to financial institutions	53 000	89 000	133 000	
Other non-current liabilities	27 715	60 168	61 401	0
Accounts payable	64 093	79 599	63 529	
Debt to credit institutions	41 975	79 237	26 036	
Taxes payable	39 449	9 044	0	
Provisions and other current liabilities	35 381	55 455	40 472	0
Total liabilities	**180 898**	**372 504**	**324 438**	**0**
TOTAL EQUITY AND DEBT	**546 771**	**616 801**	**561 870**	**0**

CASHFLOW STATEMENT

Figures in NOK 1,000	2009	2008	2007	2006
Operating activities				
Net CF from operating activities.	104 323	10 807	-24 413	
Investing activities				
Net CF from investment activities	-8 603	-20 307	-136 763	
Financing activities				
Net CF from financing activities	-73 263	9 201	159 765	
Net change cash & cash equivalents.	22 457	-299	-1 411	0
Cash & cash equivalents 1 Jan	1 908	2 035	3 446	
Effect of foreign exchange		172	0	
Cash and equivalents YE	**24 365**	**1 908**	**2 035**	**0**

5. Information about Rheinmetall AG

Rheinmetall AG is a listed public limited stock corporation under German law, registered under commercial registration no. HRB 39401, Düsseldorf Magistrates Court. The company's registered address is Rheinmetall Platz 1, 40476 Düsseldorf, Germany.

As of the date of this Offer Document the Executive Board of Rheinmetall AG consists of Klaus Eberhardt (Corporate Sector Defence), Dr. Gerd Kleinert (Corporate Sector Automotive) and Dr. Herbert Müller (Chief Financial Officer). The CEO of Rheinmetall AG is Klaus Eberhardt.

Rheinmetall was established in 1889 as Rheinische Metallwaaren- und Maschinenfabrik Actiengesellschaft. Today, Rheinmetall AG is a financially strong, internationally successful player in the markets for defence equipment and automotive components.

During fiscal year 2009, the Rheinmetall Group generated sales of €3,420 million. Rheinmetall Defence accounted for 55% of total sales, while Automotive accounted for 45%. As at 31 December 2009, the Rheinmetall Group reported an order intake of €4,649 million. At €4,940 million, the order backlog generated was up approximately 34% year-on-year. In 2009, EBIT of the Rheinmetall Group declined significantly by €230 million year-on-year as a result of the economic crisis, yet is still positive at €15 million thanks to numerous internal measures to cut costs and efforts made to increase performance.

Rheinmetall AG's shareholder structure as of December 2009, based on 39,599,000 shares, was as follows:

46% European Shareholders
31% North American Shareholders
17% Non-identified Shareholders
2% Directors, Management, Employees
4% Treasury Stock.

Part of the globe-spanning Rheinmetall Group – also a major supplier of automotive components specializing in modules and systems "for every aspect of the engine"– Rheinmetall Defence has long been a prominent member of the international defence and security industry. Last year, Rheinmetall Defence's Land Systems, Weapon and Munitions, Propellants, Air Defence, C4ISTAR and Simulation and Training divisions generated with 9,300 employees annual sales of € 1.9 billion. As a top European supplier of army technology, Rheinmetall Defence offers an extensive array of military hardware that enhances the mobility, reconnaissance capabilities, lethality and survivability of troops deployed in harm's way, and also enables the networking of national and international systems. Rheinmetall has spent years pioneering new technologies for protecting friendly forces, systematically expanding its range of products in this critical field.

Rheinmetall Defence's core competencies stand for capability-oriented innovation: new generations of vehicles with optimized protection concepts, network-enabled sensors and optronics, platform-independent weapon systems, C-RAM-capable air defence and high-performance ammunition, including non-lethal variants. It makes no difference whether the task at hand relates to a country's ground, air or naval forces or all three, or whether what is at stake is external or internal security: Rheinmetall Defence's capability of integrating individual components into network-based total solutions makes it a natural partner for the world's armed forces and security services of Germany, its allies and other like-minded nations.

With a business volume of €1,898 million, the Defence sector achieved a year-on-year increase in sales of approximately 5% at €1,814 million in fiscal year 2009. The most important regions for Rheinmetall Defence according to sales in 2009 were Germany (36%), Europe excluding Germany (30%), the Middle East and Asia (16%) and North America (10%). Other regions accounted for 8% of sales.

Rheinmetall Defence almost doubled its order intake in 2009 totaling €3,153 million. Rheinmetall Defence achieved a record level for order backlog which ran to €4,590 million. The order backlog includes a range of larger-volume projects with a duration over several fiscal years. Sales expectations for fiscal 2010 are already largely ensured thanks to the current order backlog. In fiscal year 2009, Rheinmetall Defence generated, with an EBIT of €215 million, a year-on-year increase of 11%. The EBIT margin was 11.3%.

Division Weapon and Munitions

Rheinmetall Defence's Weapon and Munitions division specializes in developing and manufacturing large and medium-calibre weapons as well as the accompanying families of ammunition. The main armament of the Leopard 2, the world's top-performing tank, and of the PzH 2000 self-propelled howitzer, bears the Rheinmetall hallmark, as do the company's state-of-the-art MLG27 light naval gun, the MK30-2/ABM automatic cannon for Germany's new Puma infantry fighting vehicle and the latest generation of enhanced-range ammunition.

Rapid technological advances mean that the threat of effective and intelligent weapon systems is smarter and deadlier than ever. The Weapon and Munitions division has specialized for many years in developing and producing high-quality components and innovative systems for protecting people, vehicles, aircraft, ships and installations. Furthermore, the division is a global leader in the field of non-lethal weapons for rapid reaction forces and border control officers during peacekeeping and peace enforcement operations. Furthermore, the division is actively working to develop and market a variety of forward-looking new technologies. These include non-lethal weapons and systems for safeguarding critical infrastructure and other assets, as well as facilities for recycling and disposing of ammunition.

Division C4ISTAR

The demands imposed on the capabilities profile of contemporary armed forces are constantly changing: the machinery and modalities of modern warfare require constant streamlining and optimization. New technologies have turned information into a key factor in determining the outcome of military operations. Transforming real-time information superiority into command superiority is crucial in gaining and maintaining the upper hand on the modern battlefield. Ground-based reconnaissance systems, unmanned air vehicles, fire control technology, C4I systems, and the ability to incorporate military assets into IT networks: these are crucial features of Force Transformation and priority items for modernization.

As a longstanding partner of dozens of the world's armed forces, Rheinmetall Defence possesses a broad technological base in the field of defence electronics: working in close cooperation with its customers, it conceptualizes and creates new products and system solutions. The division's range of products extends from reconnaissance, fire control and command technology to guided missile platforms and drone systems for a variety of missions. Moreover, their potential inclusion in a complex network-based environment can be tested for customers under realistic conditions using NECLab, the division's "Concept Development & Experimentation" facility. Networking is also a key aspect of various Future Soldier programs underway around the world in which Rheinmetall Defence is participating.

For detailed information about the Rheinmetall Group, please visit www.rheinmetall.com. For detailed information about Rheinmetall's Defence sector, please visit www.rheinmetall-defence.com.

6. Tax Consequences

Below is a general summary of some of the Norwegian tax rules which may be relevant to the possible sale of Shares on the terms set forth in the Voluntary Offer. The summary is limited to a description of Norwegian tax laws. The summary is based on Norwegian tax law as of the date of this Offer Document. Such laws may be amended, also with retroactive effect. The summary is only meant to provide general information. It is not exhaustive, and may not provide information on all tax consequences that may be of importance to an individual Shareholder. The taxation of each Shareholder depends on the respective Shareholder's specific situation, and each Shareholder should thus consult a tax adviser in order to establish the specific tax consequences of an Acceptance of the Voluntary Offer by him/her/it, as well as the relevance and implications of Norwegian or international tax law and possible amendments thereof.

6.1 Tax Consequences for Norwegian Shareholders

This section summarises Norwegian tax rules relevant to shareholders that are residents of Norway for Norwegian tax purposes ("Norwegian shareholders").

6.1.1 Companies that are Shareholders

Companies and similar entities are not subject to taxation in Norway for capital gains resulting from realisation of shares in companies domiciled in Norway, since such gains are comprised by the tax exemption method. Correspondingly, any loss incurred as a result of such realisation is not tax deductible.

An exemption of the above mentioned rules is that three percent of the net annual income comprised by the tax exemption method shall be entered as general income and taxed at the rate of 28%. Losses on shares may reduce the net annual income comprised by the tax exemption method to zero, and such a net loss cannot be forwarded nor reduce taxable income from other sources.

Costs incurred by a corporate Shareholder in connection with the purchase and sale of Shares tendered under the Voluntary Offer are not tax deductible.

6.1.2 Private individuals who are Simrad Optronics ASA Shareholders

Any gain resulting from the sale of Shares under the Voluntary Offer by a Shareholder who is a private individual is taxable as regular income at a rate of 28%. A loss resulting from such sale is deductible from the general income.

The taxable gain or deductible loss is calculated as the difference between the considerations received for the shares less the cost price of the share, including costs incurred in relation to the acquisition or realization of the share. From this capital gain, Norwegian personal Shareholders may be entitled to deduct an allowance when calculating their taxable income, provided that the allowance has not previously been used to reduce taxable dividend income. The allowance for each share will be equal to the cost price of the share multiplied by a determined risk free interest rate.

If dividends distributed one year do not exceed the calculated allowance, the unused allowance will be added to the tax purchase price of the share by the computation of the allowance the following year, and may also be carried forward and set off against future dividends received on, or capital gains resulting from realisation of, the same share. The allowance one year will be allocated to the shareholder owning the share on 31 December of the relevant income year. The deduction for any unused allowance by the realisation of a share may not lead to or increase a deductible loss, i.e. any unused allowance exceeding the capital gain resulting from the realisation of a share will be annulled.

If the Shares tendered by a Shareholder under the Voluntary Offer have been acquired at different points in time, the Shares that were acquired first will be regarded as being realised first

(Norwegian: "først inn-først ut" prinsippet) for the purpose of calculating the taxable gain or loss. Costs incurred in connection with acquisition or sale of tendered Shares will be deductible in the year of sale.

6.2 Tax Consequences for Non-Norwegian Shareholders

This section summarises Norwegian tax rules relevant to Simrad Optronics ASA Shareholders that are not residents of Norway for Norwegian tax purposes ("non-Norwegian shareholders"). The extent of the tax liabilities of non-Norwegian shareholders in their country of residence or other countries will depend on the tax rules applicable in such jurisdictions.

6.2.1 Companies that are Shareholders

Capital gains resulting from the sale of Shares pursuant to the Voluntary Offer by non-Norwegian shareholders that are limited liability companies or similar entities are not subject to taxation in Norway unless the Shares are effectively connected with a business carried out or taken part in by the Shareholder in Norway.

6.2.2 Private individuals who are Shareholders

Any capital gain resulting from the sale of Shares under the Voluntary Offer by a non-Norwegian Shareholder who is a private individual will not be subject to taxation in Norway unless

(i) the Shares are effectively connected with a business carried out or taken part in by the Shareholder in Norway, or

(ii) the Shareholder has been a resident of Norway for tax purposes within the five calendar years prior to the sale. If the Shares are sold within five calendar years of the end of tax residency in Norway, any contingent capital gain on the Shares as of the time of the end of the tax residency will be subject to capital gains taxation in Norway to the extent that such contingent capital gain on the shareholder's total shareholding exceeds a tax free allowance (the "Exit Rules").

Unless an applicable tax treaty provides otherwise, a tax payer's tax residency in Norway will be deemed to end three years after the year the tax payer actually moved out of Norway. The taxation of capital gains may be limited by an applicable tax treaty.

7. Norsk sammendrag (Norwegian summary)

This section provides a summary in Norwegian of certain parts of the information included in this Offer Document. The summary does not include all the information contained in the English text. The English version is the legally binding version, and in case of discrepancies between the Norwegian summary and the English text, the latter will prevail.

Dette kapittelet inneholder et norsk sammendrag av enkelte deler av informasjonen i dette Tilbudsdokumentet. Sammendraget inneholder ikke all informasjon som er inntatt i den engelske teksten. Den engelske versjonen er den juridisk bindende, og ved eventuelle avvik mellom det norske sammendraget og den engelske teksten vil sistnevnte gjelde.

7.1 Det Frivillige Tilbudet

Rheinmetall AG ("**Tilbyder**") fremsetter herved i henhold til verdipapirhandelloven § 6-19 et frivillig tilbud om å kjøpe samtlige aksjer i Simrad Optronics ASA ("**Simrad Optronics**" eller "**Selskapet**") (det "**Frivillige Tilbudet**"), på de vilkår og begrensinger som beskrevet i dette tilbudsdokumentet ("**Tilbudsdokumentet**").

Det Frivillige Tilbudet er fremsatt av Rheinmetall AG, et tysk allmennaksjeselskap med organisasjonsnummer HRB 39401, Düsseldorf Magistrates Court og forretningsadresse Rheinmetall Platz 1, 40476 Düsseldorf, Germany.

Vennligst se www.rheinmetall.com for mer informasjon om Rheinmetall AG og www.rheinmetall-defence.com for mer informasjon om Rheinmetall Defence.

Målselskapet er Simrad Optronics, et norsk allmennaksjeselskap med organisasjonsnummer 929 449 991, og registrert forretningsadresse Lindholmveien 14, P.O. Box 143 Teie, N-3106, Nøtterøy, Norway.

Aksjene i Simrad Optronics er notert på Oslo Børs med tickerkode "SIT", og er registrert i VPS med ISIN NO 0005396200. Vennligst se www.simrad-optronics.no for mer informasjon.

7.2 Tilbudsprisen

Aksjonærer som aksepterer det Frivillige Tilbudet ("**Akseptanter**") vil motta et vederlag på NOK 8.25 per aksje ("**Tilbudsprisen**") i kontanter som vil bli utbetalt i overensstemmelse med de vilkår og betingelser som fremgår av dette Tilbudsdokumentet. Tilbudsprisen verdsetter samtlige 71 587 195 aksjer i Selskapet til NOK 591 millioner. Tilbudsprisen skal ikke justeres for utbytteutbetalingen på kr 0,20 per aksje til selskapets aksjonærer pr 6. mai 2010 vedtatt av generalforsamlingen 6. mai 2010. Aksjene ble handlet eksklusive utbytte fra og med 7. mai 2010

Dersom Selskapet skulle dele ut utbytte eller gjøre andre utdelinger til sine aksjonærer, som overstiger utbyttet på kr 0,20 per aksje vedtatt av den ordinære generalforsamlingen 6. mai 2010, hvor retten til å motta slik utbytte/utdeling tilkommer Selskapets aksjonærer på en dato som er før gjennomføringen av det Frivillige Tilbudet, skal Tilbudsprisen, hvis vilkåret i punkt 7.4 (d) nr 2. (ii) nedenfor frafalles og Tilbudet gjennomføres, reduseres med det utdelte beløp per aksje. Tidligere gitte aksepter vil i så tilfelle anses som aksept av det justerte Frivillige Tilbudet.

I tillegg til Tilbudsprisen skal Tilbyder ved gjennomføringen av det Frivillige Tilbudet betale en fast rente på Tilbudsprisen tilsvarende 1 måneds NIBOR p.a. (slik dette blir rapportert av Norges Bank kl 12.00 den siste dagen i Tilbudsperioden) fra, men ikke inkludert, siste dag i Tilbudsperioden (slik denne kan bli utvidet) og frem til dato for gjennomføring av det Frivilllige Tilbudet.

7.3 Tilbudsperioden

Tilbudsperioden er fra og med 12. mai 2010 til kl 17.30 norsk tid den 26. mai 2010 ("**Tilbudsperioden**"). Tilbyder forbeholder seg eksplisitt retten til å godta aksepter som mottas etter utløpet av Tilbudsperioden for Tilbudet, og når som helst, ved en eller flere ganger, å forlenge Tilbudsperioden med opptil fire uker.

En forlengelse av Tilbudsperioden vil bli kunngjort slik det er beskrevet i punkt 3.8 før kl 08.00 (norsk tid) den første handelsdagen på Oslo Børs etter utløpet av den relevante Tilbudsperioden

7.4 Betingelser for gjennomføring av det Frivillige Tilbudet

Gjennomføringen av det Frivillige Tilbudet forutsetter at følgende betingelser er oppfylt eller frafalt av Tilbyder:

(a) Tilbyder må ha mottatt aksept for aksjer fra Simrad Optronics ASA-aksjonærer for et totalt antall Simrad Optronics ASA-aksjer som utgjør mer enn 90 % av det totale antall aksjer og stemmer i Simrad Optronics ASA ved utløpet av Tilbudsperioden

(b) Selskapets styre har ikke trukket tilbake eller endret sin enstemmige anbefaling (inntatt i vedlegg 2) til sine aksjeeierene om å akseptere det Frivillige Tilbudet uten Tilbyders samtykke i løpet av tilbudsperioden

(c) Alle nødvendige samtykker, tillatelser, godkjennelser og handlinger fra statlige myndigheter og andre regulatoriske instanser, inkludert konkurransemyndighetene, som er nødvendige for gjennomføringen av det Frivillige Tilbudet foreligger, eller gjeldende tidsfrister har utløpt eller forfalt, i ethvert tilfelle på vilkår som ikke pålegger noen form for utskillelse eller avhendelse eller betingelser som vesentlig berører virksomheten eller styringen av Tilbyder, Selskapet, eller noen av disses datterselskaper.

(d) Selskapet og dets datterselskaper skal ha, med mindre det foreligger forutgående skriftlig samtykke fra Tilbyder, handlet i overensstemmelse med følgende bestemmelser:

1. Simrad Optronics i sin helhet (inkludert datterselskaper) skal fortsette med sin virksomhet som et vedvarende selskap innenfor sin ordinære virksomhet og skal sørge for å bevare sin nåværende forretningsorganisasjon, sine prinsipper for forretningsvirksomhet, sine vesentlige forbindelser med kunder, leverandører og andre tredjeparter; og særlig

2. Selskapet skal ikke, og vil sørge for at Selskapets datterselskaper ikke skal:
   - (i) fatte beslutninger om eller foreslå endringer i dets vedtekter;
   - (ii) beslutte utbytte utover utbyttebetalingen på NOK 0,20 som ble vedtatt av generalforsamlingen 6. mai 2010, eller foreta noen andre former for utdelinger, eller dele ut, utstede, selge, kjøpe eller innløse ethvert finansielt instrument i Selskapet;
   - (iii) betale noe form for honorarer, bonuser, konsulenthonorarer, honorarer til rådgivere, tjenestehonorarer, eller styrehonorarer, bortsett fra (a) i selskapets vanlige virksomhet og i overensstemmelse med tidligere praksis, og (b) til Selskapets rådgivere i forbindelse med det Frivillige Tilbudet i samsvar med opplysninger lagt fram for Tilbyder før annonseringen av det Frivillige Tilbudet;
   - (iv) ettergi noen krav over NOK 300.000;
   - (v) inngå avtaler med nærstående;
   - (vi) fusjonere, konsolidere eller inngå noe form for rekapitalisering, reorganisering, restrukturering, likvidering, oppløsning eller selskapssammenslåing eller utføre noe form for selskaps overtakelse eller erverv av patent portefølje;

(vii) erverve vesentlige realaktiva eller immaterielle aktiva bortsett fra i selskapets vanlige virksomhet og i overensstemmelse med tidligere praksis;

(viii) selge, leie, lisensiere eller på annen måte disponere over vesentlige realaktiva eller immaterielle aktiva eller eiendom bortsett fra i selskapets vanlige virksomhet og i overensstemmelse med tidligere praksis, eller opprette eller tillate at det stiftes noen form for panterett eller heftelse på vesentlige realaktiva eller immaterielle aktiva bortsett fra i selskapets vanlige virksomhet og i overensstemmelse med tidligere praksis;

(ix) ansette eller si opp noen personer i selskapets ledelse;

(x) endre godtgjørelsen til noen av personene i selskapets ledelse bortsett fra i selskapets vanlige virksomhet eller i overensstemmelse med tidligere praksis;

(xi) implementere eller endre insentivprogram for noen av selskapets ansatte.

(xii) endre den eksisterende forsikringsdekningen utover Selskapets vanlige virksomhet;

(xiii) øke lånet under selskapets terminlån hos Nordea;

(xiv) inngå noen nye låneavtaler eller øke terminlånene til selskapet; eller

(xv) samtykke til eller inngå bindende avtaler til noe av det ovennevnte.

(e) Det har ikke eller med rimelighet kan ventes å inntreffe noen hendelse, omstendighet, endring i utvikling relatert til Selskapet eller dets datterselskaper eller til Selskapet eller noen av datterselskapenes virksomhet som har vesentlig negativ betydning for eiendelene, inkludert immaterielle eiendeler, den økonomiske situasjonen, eller resultatet av driften til Selskapet eller dets datterselskaper (i sin helhet), forutsatt imidlertid at dersom slike tilfeller skyldes Tilbyders handlinger eller unnlatelser, så skal ikke dette tas inn i vurderingen når man bestemmer om en slik endring eller utvikling har inntruffet.

(f) Ingen domstol eller annen myndighet innen gjeldende jurisdiksjon har vedtatt, utstedt, kunngjort eller fullbyrdet noe lov, påbud, forskrift eller dom (enten midlertidig, foreløpig eller endelig) som er satt i kraft og som innskrenker, forbyr eller hindrer gjennomføringen av Tilbudet.

g) Selskapets CEO og CFO har handlet i samvar med deres forpliktelser om å informere Tilbyder umiddelbart før gjennomføring av det Frivillige Tilbudet om alle opplysninger som de kjenner til og som i deres oppfatning vil medføre ett brudd på betingelsene for det Frivillige Tilbudet nevt i punkt d), e) eller f).

Tilbyder forbeholder seg retten til, etter eget skjønn, til enhver tid å kunne frafalle, helt eller delvis, en eller flere av betingelsene for gjennomføringen av Tilbudet.

Dersom Tilbyder ikke offentlig annonserer at betingelsene for det Frivillige Tilbudet er oppfylt eller frafalt av Tilbyder før 12. august 2010, skal Det Frivillige Tilbudet falle bort, dog slik at fristen når det gjelder punkt 7.4 (a) ovenfor (akseptgrad) skal være første handelsdag etter utløpet av Tilbudsperioden (eventuelt som forlenget).

Dersom Rheinmetall AG frafaller en eller flere av betingelsene for det Frivillige Tilbudet, vil Rheinmetall AG annonsere dette i samsvar med punkt 3.17, og det Frivillige Tilbudet vil bli forlenget dersom dette er nødvendig i henhold til gjeldende lover og regler. Det vil ikke være anledning til å trekke tilbake aksept som er gitt forut for slik forlengelse.

Hva gjelder betingelsen beskrevet i punkt 7.4 (c) vil Tilbyders oppkjøp av Simrad Optronics utløse et krav om godkjennelse av relevante konkurransemyndigheter, herunder konkurransemyndighetene i Norge og Østerrike.

7.5 Aksept av Tilbudet

For at en aksjonær i Simrad Optronics skal anses å ha akseptert det Frivillige Tilbudet, må et korrekt utfylt og undertegnet akseptformular (eller en kopi av dette) leveres til First Securities AS ("**Oppgjørsagenten**") innen kl. 17.30 (norsk tid) den 26. mai 2010, eventuelt innen slikt senere tidspunkt som Tilbudsperioden utvides til.

Akseptblankett er vedlagt som Vedlegg 3 (engelsk) og Vedlegg 4 (norsk) til Tilbudsdokumentet.

Kun ved å overholde fremgangsmåten beskrevet ovenfor og nedenfor, vil en aksjonær i Simrad Optronics ASA få oppgjør som beskrevet under punkt 7.7.

Det påligger den som aksepterer det Frivillige Tilbudet å sørge for korrekt og fullstendig utfylling av akseptformularet, og levering av akseptformularet til Oppgjørsagenten innen utløpet av Tilbudsperioden for at aksept av det Frivillige Tilbudet skal kunne anses å foreligge.

Akseptformularet må være mottatt av Oppgjørsagenten på nedenstående adresse, enten ved post, levering eller faks:

First Securities AS
Fjordalléen 16
Postboks 1441 Vika
0115 Oslo, Norway
Tlf : (+47) 23 23 80 00
Fax: (+47) 23 23 80 11

Tilbyder forbeholder seg retten til å akseptere feil utfylte eller for sent innkomne akseptformularer.

Aksjonærer i Simrad Optronics som har Simrad Optronics-aksjer registrert på mer enn én VPS-konto, vil motta separate akseptformularer for hver enkelt VPS-konto og må innlevere ett aksept-formular per konto. Aksjonærer i Simrad Optronics som har sine registrerte Simrad Optronics-aksjer hos en megler, forhandler, forretningsbank, investeringsselskap eller en annen fullmektig, må kontakte denne personen dersom aksjonæren ønsker å akseptere det Frivillige Tilbudet for disse Simrad Optronics -aksjene.

For at en aksjonær i Simrad Optronics skal anses gyldig å ha akseptert det Frivillige Tilbudet, må akseptformularet undertegnes av aksjonæren selv eller dennes fullmektig.

Samtlige aksjer i Simrad Optronics som blir ervervet under det Frivillige Tilbudet må overføres fri for enhver heftelse og tredjeparts rettigheter, og med alle aksjonærrettigheter i behold. Dersom heftelser er registrert på den relevante VPS-kontoen, må rettighetshaveren signere akseptformularet for på den måten å gi sin godkjennelse til at heftelsen slettes, og at aksjene overdras til Tilbyder fri for heftelser.

Aksept av det Frivillige Tilbudet er ugjenkallelig, og kan ikke trekkes tilbake etter at Oppgjørsagenten har mottatt aksepten. Ved å returnere akseptformularet til Oppgjørsagenten bindes aksjonæren til å akseptere overføring av Simrad Optronics-aksjer mot betaling av Tilbudsprisen på de vilkår og betingelser som fremgår av Tilbudsdokumentet og akseptformularet, fra og med det tidspunktet Oppgjørsagenten har mottatt akseptformularet.

Ved aksept av det Frivillige Tilbudet, gir aksjonæren oppgjørsagenten fullmakt til å sperre de aksjene som er gjenstand for aksepten til fordel for oppgjørsagenten. Det vil ikke være anledning for aksjonærer til å forføye over disse aksjene etter at blokkeringen er etablert. Aksjonærer som aksepterer Tilbudet vil beholde sine aksjonærettigheter i Selskapet i den utstrekning det er tillatt under gjeldende lov inntil Tilbudet er gjennomført.

Dersom ikke annet er presisert i akseptformularet, vil aksept av det Frivillige Tilbudet omfatte samtlige av aksjonærenes aksjer i Simrad Optronics ASA innestående på den aktuelle VPS-kontoen.

7.6 Kunngjøringer og tillegg til det Frivillige Tilbudet

Tilbyder forbeholder seg retten (men skal ikke være forpliktet) til å:

- forlenge Tilbudsperioden som nærmere beskrevet i punkt 7.3 og 3.8.
- Frafalle en eller flere av betingelsene for gjennomføringen av det Frivillige Tilbudet som nærmere beskrevet i punkt 7.4 og 3.9.
- Justere Tilbudsprisen som nærmere beskrevet i punkt 7.2 og 3.6.
- Endre betingelsene for det Frivillige Tilbudet ved å øke Tilbudsprisen eller på annen måte å forbedre det Frivillige Tilbudet. Slik endring av det Frivillige Tilbudet, skal gjelde for alle aksjonærer, herunder Akseptanter som har allerede inngitt Akseptblanketten før offentliggjøringen av det forbedrede Frivillige Tilbudet, og endringen skal anses for å være akseptert av slike Akseptanter. I tilfelle Tilbudsprisen forhøyes, skal Tilbyder meddele aksjonærene om at den nye tilbudsprisen og Tilbudsperioden skal forelenges med minimum to uker etter slik notifikasjon.

Kunngjøringer fra eller på vegne av Tilbyder i tilknytning til det Frivillige Tilbudet og/eller Tilbudsdokumentet vil anses foretatt når de er distribuert gjennom det elektroniske informasjons-systemet til Oslo Børs. I forbindelse med dette har Tilbyder ingen forpliktelse til å publisere, annonsere eller på annen måte kommunisere slike kunngjøringer ut over at de publiseres på Oslo Børs.

7.7 Oppgjør

Oppgjør for de av aksjonærene som har akseptert det Frivillige Tilbudet vil skje i samsvar med lovmessige krav og finne sted innen 14 dager etter oppfyllelse eller frafallelse av betingelsene beskrevet i avsnitt 7.4 "Betingelser for gjennomføring av det Frivillige Tilbudet" punkt a), b) og c). Seneste dag for oppgjør forventes å være 26. august 2010.

Oppgjør vil bli overført til den bankkontoen som på aksepttidspunktet er registrert i VPS som utbyttekonto. For det tilfelle at det ikke er registrert slik bankkonto, blir oppgjør foretatt ved bankgiro eller sjekk.

7.8 Finansiering av det Frivillige Tilbudet

Det Frivillige Tilbudet er finansiert gjennom intern finansiering i Rheinmetall AG. Tilbudet er ikke betinget av noen vilkår knyttet til finansiering. Det vil ikke bli tilbudt noen bankgaranti i forbindelse med betaling av Tilbudsprisen.

7.9 Skatt og kostnader

Aksjonærer i Simrad Optronics ASA som aksepterer det Frivillige Tilbudet er selv ansvarlig for det skatteansvar som måtte oppstå som følge av salget av aksjene.

Tilbyder vil betale kostnader direkte knyttet til VPS-transaksjoner i forbindelse med aksept av det Frivillige Tilbudet og overdragelsen av Simrad Optronics ASA-aksjene til Tilbyder. Det vil ikke påløpe kurtasje eller andre kostnader relatert direkte til VPS-overføringene for aksjonærer som aksepterer det Frivillige Tilbudet.

7.10 Mulig erverv av Simrad Optronics ASA-aksjer utenfor det Frivillige Tilbudet

Tilbyder forbeholder seg retten til å foreta erverv av aksjer i Simrad Optronics ASA utenfor det Frivillige Tilbudet.

7.11 Pliktig tilbud

Gitt at betingelsene for det Frivillige Tilbudet er oppfylt, og Tilbyder, som et resultat av Tilbudet, har ervervet aksjer i Simrad Optronics ASA som representerer mer enn 1/3 av stemmene, er Tilbyder i henhold til verdipapirhandelloven kapittel 6 pålagt å fremsette et pliktig tilbud på gjenværende aksjer i Simrad Optronics ASA, med mindre tilbyder gjennomfører en tvangsinnløsning etter verdipapirhandelloven § 6-22.

7.12 Tvangsinnløsning

Dersom Tilbyder som følge av Tilbudet blir eier av mer enn 90 % av Aksjene i Simrad Optronics, kan Simrad Optronics kreve (og enhver gjenværende aksjonær kan kreve) at det gjennomføres tvangsoverføring av de gjenværende Aksjene i Selskapet som ikke er eid av Tilbyder i henhold til allmennaksjeloven § 4-25 og verdipapirhandelloven § 6-22.

7.13 Strykning fra Oslo Børs

Dersom det Frivillige Tilbudet gjennomføres har Tilbyder til hensikt å foreslå for Simrad Optronics ASAs generalforsamling at det inngis en søknad til Oslo Børs om å stryke Simrad Optronics ASA-aksjen fra notering. Gjennomføringen av et slikt forslag krever 2/3 flertall av så vel stemmer avgitt som de aksjer som er representert på generalforsamlingen.

Oslo Børs kan også på eget initiativ beslutte å stryke aksjene i Simrad Optronics ASA, dersom Simrad Optronics ASA ikke lenger oppfyller vilkårene for notering (for eksempel antall aksjonærer).

7.14 Kontakt mellom partene i forkant av det Frivillige Tilbudet

Rheinmetall AG meddelte den 23. mars 2010 Simrad Optronics ASA om sitt ønske om å gjennomføre en due diligence gjennomgang av selskapet for å forberede en mulig fremsettelse av det Frivillige Tilbudet. Det hadde forut for dette vært kontakt mellom Rheinmetall AG og Simrad Optronics ASA om et mulig tilbud på aksjene.

Etter den innledende forespørselen om å få gjennomføre en due diligence, har representanter for Rheinmetall AG, og deres rådgivere hatt noen møter og diskusjoner med ledelsen i Simrad Optronics ASA. Videre har Rheinmetall AG og deres rådgivere gjennomført en begrenset due diligence av Simrad Optronics ASA forut for datoen for det Frivillige Tilbudet. Også i forbindelse med due diligence gjennomgangen har det vært møter og diskusjoner ledelsen i Selskapet.

Den 19. april 2010 inngikk Rheinmetall AG og Simrad Optronics ASA en intensjonsavtale om Tilbudet. Partene signerte endelig transaksjonsavtale 5. mai 2010.

7.15 Betydning for ansatte, styremedlemmer og ledelse i Simrad Optronics

Det forventes ikke at gjennomføringen av det Frivillige Tilbudet vil få noen konsekvenser av juridisk, økonomisk eller arbeidsmessig art for Selskapets ansatte. Styremedlemmene og ledelsen i Simrad Optronics ASA mottar ikke, og er heller ikke forespeilet, spesielle fordeler eller ytelser i forbindelse med Tilbudet.

7.16 Juridiske konsekvenser, offentlig godkjennelse mv

Gjennomføring av det frivillige tilbudet krever samtykke fra relevante konkurransemyndigheter, herunder Konkurransetilsynet i Norge og konkurransemyndighetene i Østerrike.

7.17 Lovvalg og verneting

Det Frivillige Tilbudet er underlagt norsk rett. Enhver tvist som måtte oppstå i tilknytning til det Frivillige Tilbudeteller Tilbudsdokumentet, er underlagt norske domstolers eksklusive jurisdiksjon med Oslo tingrett som avtalt verneting.

7.18 Diverse

Tilbudet fremsettes ikke i jurisdiksjoner der fremsettelse av Tilbudet eller aksept av dette strider mot lovgivningen i slik jurisdiksjon. Aksjonærer som ikke er bosatt i Norge oppfordres til å lese punktet som heter "Restrictions" på side 3 i Tilbudsdokumentet.

Tilbudsdokumentet sendes til alle aksjonærer i Simrad Optronics ASA som er registrert i aksjeeier-registeret i VPS per 11. mai 2010 til de adresser som er registrert i VPS, bortsett fra til aksjonærer i jurisdiksjoner hvor Tilbudsdokumentet ikke lovlig kan fremsettes. Det vil ikke sendes ut bekreftelse på mottatt Akseptformular.

Ytterligere informasjon om det Frivillige Tilbudet er tilgjengelig hos:

First Securities AS
Fjordalléen 16
Postboks 1441 Vika
0115 Oslo, Norway
Tlf: (+47) 23 23 80 00
Fax: (+47) 23 23 80 11

Appendix 1 Independent statement

Handelsbanken Capital Markets

Simrad Optronics ASA
Att: The Board of Directors
P.O Box 143 Teie
3106 Nøtterøy
Norway

Oslo, May 11, 2010

INDEPENDENT STATEMENT REGARDING THE VOLUNTARY OFFER MADE BY RHEINMETALL AG TO ACQUIRE ALL THE SHARES IN SIMRAD OPTRONICS ASA

1. Introduction

On May 6, 2010, Rheinmetall AG ("the Offeror") announced that it had entered into an agreement with Simrad Optronics ASA ("the "Company") to make a voluntary cash offer (the "Offer") to acquire all issued and outstanding shares of the Company. The cash offer price is NOK 8.25 per share. The terms of the Offer are set out in an offer document prepared in accordance with section 6-13, cf. section 6-19, of the Norwegian Securities Trading Act (the "Securities Trading Act") and dated May 11, 2010 (the "Offer Document").

Under section 6 – 16 (1) of the Securities Trading Act, the Board of Directors of the Company is obligated to issue a statement setting out its assessment of the Offer, and the reasons on which it is based. The statement should also include the view of the Board of Directors on the effects of the implementation of the Offer on the interests of the Company, including the effect, if any, of the strategic plans by the Offeror on employment and the Company's place of business, as well as other factors of significance.

In accordance with section 6 – 16 (4) of the Securities Trading Act, the Oslo Stock Exchange may require that such statement shall be issued by an independent advisor. Following approval by the Oslo Stock Exchange, Handelsbanken Capital Markets ("Handelsbanken"), has been retained by the Company to provide such a statement.

As follows from the statement by the Board of Directors of the Company in connection with the Offer, as included in the Offer Document, the Board of Directors has found the Offer to be in the best interests of the Company and its shareholders, and has unanimously recommended its shareholders to accept the Offer. Further, all shareholder elected Board members and the CEO of the Company holding shares directly or through investment companies have irrevocably undertaken to accept the Offer in respect of the shares they hold.

2. Review, assumptions and sources

Handelsbanken's evaluation is based on widely accepted valuation methods, such as discounted cash flow analysis and peer group multiple valuations, and is based on information available as at May 11, 2010.

In rendering our opinion, we have reviewed:

a) the Offer Document dated May 11, 2010
b) the statement from the Board of Directors dated May 6, 2010

Rådhusgaten 27, P.O. Box 1249 Vika
NO-0110 Oslo, Norway
Tel. +47 22 94 07 00
www.handelsbanken.com/capitalmarkets

Handelsbanken Capital Markets is a division of Svenska Handelsbanken AB (publ), registered in Stockholm Sweden, No 502007-7862. Norwegian branch of Svenska Handelsbanken AB (publ), Reg.No NO 971 171 324.

c) the annual report for the Company for the financial year 2008, and the interim report for the fourth quarter of the financial year 2009,
d) certain information from the Company,
e) responses from the Company's Chief Executive Officer on questions regarding the Company's operations and financial position,
f) valuation multiples for companies with operations comparable with the Company,
g) the latest available published equity research reports on the Company,
h) official trading statistics from the Oslo Stock Exchange regarding trading in the Company's share, and
i) such other public information that we have considered relevant for this opinion.

We have relied upon the accuracy and completeness of the information we have received and that no material information or material documentation has been withheld from us. Further, we have relied upon the information provided by the Company being thoroughly considered and to correctly reflect the Company management's opinions. We have not assumed responsibility for, nor carried out any independent verification of the information received, including the information contained in the Offer Document. Data obtained by us from external sources has been considered reliable, but we have not carried out any independent verification with respect to such data or said sources.

3. Our assessment

Based upon and subject to the foregoing, it is our opinion that the terms of the Offer as per May 11, 2010 are fair to the shareholders in the Company from a financial point of view.

According to the Offer Document section 3.5, the Offeror's intention is that "Simrad Optronics is to be the platform to extend the joint business' market position in Scandinavia. Moreover, Rheinmetall Defence's broad product portfolio offers Simrad Optronics additional opportunities to partake in up-coming Defence programs in the Nordic Defence market." In our view, based on the quotes above and other information provided in the Offer Document, the following statement made by the Board of Directors in its recommendation of the Offer dated May 6, 2010, seems reasonable:

> *"Based on an overall evaluation of relevant factors, taking into account the Offer Price and other terms of the Offer, the Board has found the Offer made by the Offeror to be in the best interests of the Company and unanimously recommends its shareholders to accept the Offer."*

With regards to the consequences of the implementation of the Offer for the employees and place of business of the Company, the Offer Document section 3.21 and 3.22 states that "completion of the Voluntary Offer is not expected to have any legal, economic or work related effects for the employees of the Company" and "Rheinmetall intends to make full use of Simrad Optronics' business organisation and currently has no plans to reorganise the Company's operations". Based on the information in the Offer Document and the statement from the Board of Directors, Handelsbanken has no reason to believe otherwise.

Shareholders accepting the Offer may suffer various tax consequences. We refer to section 6 in the Offer Document for a general description of certain tax consequences. However, each shareholder is encouraged to carefully consider the tax consequences associated with accepting the Offer.

4. Miscellaneous

In providing the above reflected opinions, Handelsbanken expresses no opinion or recommendation to any person as to whether or not they should accept the Offer.

We recommend that shareholders of the Company carefully study the information given in the Offer Document and draw their own conclusions. We further recommend that shareholders seek advice from professional advisors (including tax and financial advisors) with respect to evaluation of the Offer and consequences of accepting the Offer.

2

This letter and the opinions expressed herein are provided solely for compliance with section 6–16 (4) cf. section 6–16 (1) of the Securities Trading Act. Handelsbanken cannot assume any financial or legal responsibilities related to this independent statement as relates to any third party

Yours sincerely,
Handelsbanken Capital Markets

Ståle Bjørnstad

3

Appendix 2 Board Statement

SIMRAD OPTRONICS ASA

STATEMENT FROM THE BOARD OF DIRECTORS

The Board recommends the offer from Rheinmetall AG

This statement is made by the Board of Directors (the "**Board**") of Simrad Optronics ASA (the "**Company**") in connection with the voluntary offer by Rheinmetall AG (the "**Offeror**") to acquire all outstanding shares in the Company, announced on 6 May 2010 (the "**Offer**").

The Oslo Stock Exchange may pursuant to section 6-16 (4) of the Norwegian Securities Trading Act require a statement from an independent third party. The Company and the Oslo Stock Exchange have agreed that such a statement shall be provided and the Company has engaged Handelsbanken Capital Markets to provide this statement. This statement does accordingly not serve the purpose of being the formal company statement to be issued in accordance with section 6-16 (1) of the Securities Trading Act.

After careful consideration of the terms and conditions of the Offer, the Board has unanimously resolved to recommend that shareholders of the Company accept the Offer. The Board has based its recommendation on an assessment of factors the Board has deemed relevant in relation to the Offer, including, but not limited to its assumptions regarding the Company's business and financials, as well as strategic alternatives available for the Company.

The price of NOK 8.25 per share (the "**Offer Price**") values the Company's outstanding shares at approximately NOK 591 million. The Offer Price shall not be adjusted for the NOK 0.20 dividend payment.

Including the NOK 0.20 per share in dividend, the Offer represents a premium of 20.7% to the Company's closing price of NOK 7.00 per share on 5 May 2010, the last trading day prior to the announcement of the Offer, and a premium of 33.9%, 54.4% and 59.7% respectively to the Company's 90, 180 and 270 day volume weighted average share price ending on the same date.

The Board has received a fairness opinion from its financial advisor Jefferies International Limited in relation to the Offer dated 5 May 2010. The fairness opinion provides that, as of 5 May 2010 and on the basis of and subject to the assumptions, considerations, qualifications, factors and limitations set forth in the fairness opinion, the Offer is fair, from a financial point of view, to the Company's shareholders.[1]

The Board has further been advised by Handelsbanken Capital Markets that they based on the information they have as of this date, in the statement referred to above, to be provided on the date of the Offer document, on the basis of and subject to the assumptions, considerations, qualifications, factors and limitations which will be set forth therein, will state that the terms of the Offer is fair, from a financial point of view, to the shareholders of the Company.

In reaching its conclusion to recommend the Offer, the Board has also considered the positive effects the Offer might have for the other stakeholders of the Company, including employees,

[1] The fairness opinion has been provided to the Board solely for its benefit in connection with, and for the purposes of, its consideration of the Offer. The fairness opinion is not intended to be, and shall not constitute, a recommendation to any shareholder in the Company as to whether or not such shareholder should tender shares in the Company pursuant to the Offer or take any other action in relation to the Offer, and is not provided on behalf of, nor shall it confer rights or remedies upon, any shareholder in the Company or any other person, other than the Board, and may not be relied upon by any person other than the Board or be used by the Board for any other purpose.

customers and business partners. The Board recognises that Rheinmetall AG as a leading global defence company and with its breadth of technology, products and international market access, is in a strong position to develop the businesses of Simrad Optronics ASA further. The Board is of the opinion that both Rheinmetall AG and the Company stand to benefit from integration and cross-selling of their respective products and capabilities. With respect to employees, the Board notes that the Offeror has stated that a change of ownership is not expected to have any legal, economic or work related effects for the employees of the Company.

All shareholders elected Board members and the CEO holding shares directly or through investment companies have irrevocably undertaken to accept the Offer.

None of the members of the Board or executive members of the executive management of the Company or close associates of such individuals has any current or recent affiliation with the Offeror.

The Board has entered into a transaction agreement with the Offeror, governing certain matters relating to the process, conduct of business and material aspects of the Offer. The Board of Directors would like to make the shareholders aware that the Board has undertaken only to amend or withdraw its recommendation of the Offer on certain terms and conditions and any such amendment or withdrawal which results in the Offer not closing may trigger an obligation for the Company to pay an inducement fee to the Offeror of EUR 1.5 million.

Based on an overall evaluation of relevant factors, taking into account the Offer Price and other terms of the Offer, the Board has found the Offer made by the Offeror to be in the best interests of the Company and unanimously recommends its shareholders to accept the Offer.

Oslo, Norway, 6 May 2010.

The Board of Directors of Simrad Optronics ASA

Terje Morten Eidsmo (acting chairman)

Ingvild Ragna Myhre, board member

Lisa Ann Cooper, board member.

Stig Endre Landrø, board member/
employee rep.

Helle Cathrin Hvalvik Rønningen, board member/employee rep.

Jefferies International Limited is acting for Simrad Optronics ASA in relation to the Offer and for no other person. Jefferies International Limited shall not regard any person (including, without limitation, any person who is a director, officer, employee or shareholder of Simrad Optronics ASA) other than Simrad Optronics ASA as its client in relation to the Offer, nor shall Jefferies International Limited be responsible to any person other than Simrad Optronics ASA for providing protections afforded to clients of Jefferies International Limited nor for advising any other person in relation to the Offer or any of the matters referred to herein.

Appendix 3 Acceptance Form

This Acceptance Form shall be used in order to accept the Voluntary Offer (the "Offer") by Rheinmetall AG ("Rheinmetall AG") to purchase all issued and outstanding shares in Simrad Optronics ASA ("Simrad Optronics ASA") on the terms and conditions set forth in the Offer Document dated 11 May 2010 (the "Offer Document") to which this form is attached.

Shareholder:

RETURN TO:
FIRST SECURITIES AS
P.O. BOX 1441 VIKA, 0115 OSLO, NORWAY
TEL: (+47) 23 23 80 00
FAX: (+47) 23 23 80 11

The shareholders' registry of Simrad Optronics ASA at 11 May 2010 shows:

VPS-account:	Bank account number for cash payment:	No. of shares:	Rights holders registered:

ACCEPTANCE DEADLINE:
THIS ACCEPTANCE FORM MUST BE RECEIVED BY FIRST SECURITIES AS ("FIRST SECURITIES") BY 17:30 (NORWEGIAN TIME) ON 26 MAY 2010. SHAREHOLDERS WITH SHARES IN SIMRAD OPTRONICS ASA DISTRIBUTED AMONG SEVERAL VPS ACCOUNTS WILL RECEIVE ONE ACCEPTANCE FORM FOR EACH SUCH VPS ACCOUNT. ACCEPTING SHAREHOLDERS MUST FULLY AND CORRECTLY COMPLETE AND RETURN ALL ACCEPTANCE FORMS RECEIVED BY THE ACCEPTANCE DEADLINE. RHEINMETALL AG RESERVES THE RIGHT TO REJECT ANY OR ALL INCORRECT OR ILLEGALLY UNDERTAKEN ACCEPTANCES.

To Rheinmetall AG and First Securities:

1. I/We confirm that I/we have received and reviewed the Offer Document and accept the Offer for all my/our shares in Simrad Optronics ASA in accordance with the terms and conditions set forth in the Offer Document, unless otherwise stated by me/us below in 2. My/our Acceptance also comprises any shares in Simrad Optronics ASA which I/we, in addition to the number of shares stated above, have acquired or will acquire prior to the deadline of the Acceptance of the Offer and which will be registered in the VPS on the above stated account.
2. I/We only accept the Offer for ____________________ *(only to be filled in if you only accept the Offer for a limited number of your shares)* number of my/our shares in Simrad Optronics ASA in accordance with the terms and conditions set forth in the Offer Document.
3. I/We accept that I/we may not sell, otherwise dispose, encumber or transfer to another VPS account, the shares in Simrad Optronics ASA tendered hereunder. First Securities is irrevocably authorised to restrict the shares in Simrad Optronics ASA on the above-mentioned VPS account in favour of First Securities on behalf of Rheinmetall AG
4. First Securities is given irrevocable authorisation to effectuate payment with same day transfer of the shares from my/our VPS-account to Rheinmetall AG upon completion of the Offer.
5. I/We accept that settlement in the form of cash will be made by way of transfer to the bank account registered on the VPS account for dividend payment. In the absence of such account, settlement will be made by way of postal cheque (or currency cheque for shareholders with a non-Norwegian address).
6. My/Our shares in Simrad Optronics ASA are transferred free of any encumbrances and any other third party right whatsoever and with all shareholder rights attached to them. Any third party with registered encumbrances or other third-party rights over my/our shares in Simrad Optronics ASA and/or VPS account(s) must sign the Acceptance Form and thereby waive their rights therein and approve the transfer of the shares in Simrad Optronics ASA to Rheinmetall AG free of any encumbrances and any other third party right whatsoever. I/We acknowledge that this Acceptance may only be regarded to be valid if any registered holders of rights have given written consent on this Acceptance Form that the shares are tendered and may be transferred to Rheinmetall AG free of any such rights (this is done by inserting YES in the box 'Rights holders registered' above at the right hand side of this form and by signing below).
7. Rheinmetall AG will pay my/our costs directly related to VPS transactions in connection with my/our Acceptance.
8. This Acceptance Form and the Offer is governed by Norwegian law. Any dispute in connection with the Offer is subject to the exclusive jurisdiction of the Norwegian courts, with the Oslo City Court as the agreed venue.
9. I/We understand and agree that the Offer is not being made to, nor will tenders be accepted from or on behalf of Simrad Optronics ASA shareholders in any jurisdiction in which the making of the Offer or Acceptance thereof would not be in compliance with the laws of such jurisdiction, including but not limited to Canada, Australia, Japan and the Cayman Islands I/We confirm that my/our Acceptance of the Offer is not restricted according to the laws of the jurisdiction applicable to me/us.

Place	Date	Telephone no.	Signature *)

*) If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed

Rights holder(s):
In the event that there is registered holder(s) of rights on the VPS-account this is marked with a YES above on right-hand box of this Acceptance Form. As holder(s) of rights the undersigned consents that the transaction is undertaken on the above-mentioned terms.

Place	Date	Telephone no.	Rights holder's signature *)

*) If signed pursuant to proxy, a proxy form or company certificate confirming the authorised signature must be enclosed

Appendix 4 Akseptformular

Til bruk ved aksept av det frivillige tilbudet ("Tilbudet") fra Rheinmetall AG AS ("Rheinmetall AG") om kjøp av samtlige aksjer i Simrad Optronics ASA ("Simrad Optronics ASA") på de vilkår som er inntatt i tilbudsdokument datert 11. mai 2010 ("Tilbudsdokumentet").

Aksjeeier:

Returneres til:
FIRST SECURITIES AS
POSTBOKS 1441 VIKA, 0115 OSLO, NORWAY
TLF: (+47) 23 23 80 00
FAX: (+47) 23 23 80 11

	Aksjeeierregisteret til Simrad Optronics ASA per 11. mai 2010 viser:		
VPS-konto:	Bankkonto for utbetaling:	Antall aksjer:	Rettighetshaver innmeldt:

AKSEPTFRIST:

Dette akseptformularet må være mottatt av First Securities AS ("First Securities") innen kl. 17.30 (Norsk-tid) den 26. mai 2010. Aksjeeiere som har aksjer i Simrad Optronics ASA fordelt på flere VPS-konti, vil motta ett akseptformular for hver VPS-konto. Aksjonærer som aksepterer tilbudet, må fylle ut og returnere alle mottatte akseptformular innen akseptfristens utløp. Rheinmetall AG forbeholder seg retten til å avslå enhver eller alle aksepter utført på feil eller ulovlig måte.

Til Rheinmetall AG og First Securities:

1. Jeg/vi har mottatt og gjennomgått Tilbudsdokumentet og aksepterer Tilbudet på de vilkår som er inntatt i dette. Min/vår aksept gjelder alle mine/våre Simrad Optronics ASA aksjer, med mindre annet er markert av meg/oss nedenfor i pkt. 2. Min/vår aksept omfatter også alle Simrad Optronics ASA aksjer som jeg/vi - i tillegg til aksjene nevnt ovenfor - har ervervet eller vil erverve og som blir registrert i VPS på ovennevnte konto.
2. Min/vår aksept gjelder kun _______________ (*fylles kun ut ved delvis aksept*) av mine/våre Simrad Optronics ASA aksjer.
3. Jeg/vi aksepterer at jeg/vi ikke kan selge eller på annen måte avhende, pantsette eller overføre til en annen VPS-konto de aksjer som omfattes av aksepten. First Securities gis ugjenkallelig fullmakt til å båndlegge Simrad Optronics ASA-aksjene på ovennevnte VPS-konto i favør av First Securities på vegne av Rheinmetall AG
4. First Securities gis en ugjenkallelig fullmakt til å betale for og samtidig overføre aksjene fra min/vår VPS-konto til Rheinmetall AG ved gjennomføringen av Tilbudet.
5. Jeg/vi aksepterer at oppgjør i penger gjennomføres ved overføring til utbyttekonto registrert på VPS-kontoen. I fravær av slik konto vil oppgjør skje i form av giroanvsining (eller valutasjekk for utenlandske aksjonærer).
6. Mine/våre aksjer i Simrad Optronics ASA blir overført fri for heftelser eller noen annen rett for tredjemann og med alle tilhørende aksjonærrettigheter. Alle tredjemenn med registrert pant eller andre rettigheter til Simrad Optronics ASA-aksjene og/eller VPS-konto (eller VPS-konti), må undertegne akseptformularet og derved gi avkall på sine rettigheter i Simrad Optronics ASA-aksjene og godkjenne at Simrad Optronics ASA-aksjene overføres til Rheinmetall AG fri for tilhørende pant eller rettigheter for tredjemann. Jeg/vi erkjenner at denne aksepten bare kan anses som gyldig hvis alle eventuelle registrerte innehavere av rettigheter skriftlig på dette akseptformularet samtykker til at aksjene som omfattes av denne aksepten, overføres til Rheinmetall AG fri for slike rettigheter. (Dette gjøres ved å skrive et "JA" under boksen "Rettighetshaver innmeldt" ovenfor på høyre side på dette formularet og ved å undertegne nedenfor).
7. Rheinmetall AG betaler mine/våre utgifter som er direkte relatert til VPS-transaksjoner i forbindelse med min/vår aksept.
8. Akseptformularet og Tilbudet er underlagt norsk rett. Tvister i forbindelse med tilbudet er underlagt norske domstolers eksklusive jurisdiksjon, med Oslo tingrett som avtalt verneting.
9. Jeg/vi forstår og er enig i at Tilbudet ikke vil bli fremmet til og at aksepter ikke vil bli akseptert fra eller på vegne av aksjeeiere i Simrad Optronics ASA i jurisdiksjoner hvor det vil være i strid meg lovgivningen å fremme Tilbudet eller å akseptere aksepter av det, inkludert men ikke begrenset til Canada, Australia, Japan og Cayman Islands. Jeg/vi bekrefter at min/vår aksept av Tilbudet ikke strider mot lovgivningen i den jurisdiksjon jeg/vi er underlagt.

Sted	Dato	Telefon	Underskrift *)

*) Hvis undertegning skjer ved fullmektig, må fullmakt eller firmaattest som bekrefter fullmektigens underskrift, legges ved.

Rettighetshaver(e):

Hvis det finnes én eller flere registrerte innehavere av rettigheter på VPS-kontoen, så er dette markert ved et "JA" under boksen "Registrert rettighetshaver" ovenfor på høyre side av dette formularet. Som innehaver av rettigheter, samtykker undertegnede til at transaksjonen gjennomføres på de ovennevnte vilkår.

Sted	Dato	Telefon	Rettighetshavers underskrift *)

*) Dersom underskrift skjer ved fullmektig, må fullmakt eller firmaattest som bekrefter fullmektigens underskrift legges ved.


RHEINMETALL

Rheinmetall AG
Rheinmetallplatz 1
D-40476 Düsseldorf
Germany
Tel: +49 211 473 01
Fax: +49 211 473 4727
www.rheinmetall.com

FIRST SECURITIES

First Securities AS
P.O. Box 1441 Vika
N-0115 Oslo
Norway
Tel: +47 23 23 80 00
Fax: +47 23 23 80 01
www.first.no